1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 30, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/10/30

Chunghwa Telecom Co., Ltd.

By:	/S/ JOSEPH C.P. SHIEH
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the First Nine Months and Third Quarter of 2009

2	Financial Statements for the Nine Months Ended September 30, 2009 and 2008 and Independent Accountants’ Review Report

3	Consolidated Financial Statements for the Nine Months Ended September 30, 2009 and 2008 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Nine Months Ended September 30, 2008 and 2009

Exhibit 1

Chunghwa Telecom Reports Operating Results

for the First Nine Months and Third Quarter of 2009

Taipei, Taiwan, R.O.C. October 30, 2009 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first nine months and third quarter of 2009. All figures were presented on a consolidated basis and prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”).

(Comparisons, unless otherwise stated, are to the prior year period)

Financial Highlights for the First Nine Months of 2009:

-	Total consolidated revenue decreased by 3.0% to NT$147.2 billion

-	Mobile communications business revenue decreased by 3.9% to NT$64.6 billion; mobile value-added services (VAS) revenue increased by 18.8% to NT$6.2 billion

-	Internet business revenue increased by 0.4% to NT$17.2 billion; internet value-added services (VAS) revenue increased by 17.5% to NT$1.5 billion

-	Domestic fixed communications business revenue decreased by 2.8% to NT$52.9 billion

-	International fixed communications business revenue decreased by 3.8% to NT$11.5 billion

-	Total operating costs and expenses decreased by 0.9% to NT$104.0 billion

-	Net income totaled NT$33.2 billion, representing a decrease of 9.2%

-	Basic earnings per share (EPS) decreased by 9.3% to NT$3.42

Financial Highlights for the Third Quarter of 2009:

-	Total consolidated revenue decreased by 1.7% to NT$50.1 billion

-	Mobile communications business revenue decreased by 2.5% to NT$22.1 billion

-	Internet business revenue decreased by 0.1% to NT$5.8 billion

-	Domestic fixed communications business revenue decreased by 2.6% to NT$17.7 billion

-	International fixed communications business revenue increased by 4.0% to NT$4.1 billion

-	Total operating costs and expenses decreased by 1.3% to NT$35.9 billion

-	Net income totaled NT$10.9 billion, representing a decrease of 17.9%

-	Basic earnings per share (EPS) decreased by 17.9% to NT$1.13

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom said, “In 2009, and particularly in the third quarter of 2009, we have maintained or increased the subscriber figures in each of our core businesses, including the highly competitive broadband and mobile businesses, despite the challenges presented by the economic environment and market competition. As a result, we have sustained our overall market leadership position in each of our core service areas, and continue to enhance our value-added services, MOD/IPTV offering and key enterprise solutions. Moving forward, we plan to accelerate our fiber deployment and further enrich our MOD/IPTV content in order to continue our growth momentum.

“Beginning in the third quarter of 2009, we are presenting our financial reporting in five operating segments rather than the previous seven segments. We have carefully considered this redefinition and believe that this revised financial reporting framework will better facilitate our ability to assess the performance of each operating segment. This change brings our reporting more in line with global industry standards, and we believe that it will better align our internal reporting metrics and enhance the transparency of our communications.”

Revenue

Chunghwa’s total consolidated revenue for the first nine months of 2009 decreased by 3.0% year-over-year to NT$147.2 billion, of which 43.9% was from the mobile business, 11.7% was from the internet business, 36.0% was from the domestic fixed business, 7.8% was from the international fixed business and the remainder was from the non-telecom business. The primary reasons for the revenue decline were the economic downturn and market competition, which resulted in reduced traffic in the domestic and the international fixed line business.

For the mobile business, total revenue for the first nine months of 2009 amounted to NT$64.6 billion, representing a decline of 3.9% year-over-year. This decline was mainly due to a decrease in handset and data card sales from Senao. However, Chunghwa made progress by increasing its mobile subscriber numbers by 3.5% and enhancing its value-added-service (“VAS”) revenue by 18.8% compared to the same period in 2008.

Chunghwa’s internet business revenue increased slightly by 0.4% year-over-year to NT$17.2 billion in the first nine months of 2009. The impact of successful promotion of VAS, such as on-line music and games and internet pornography gatekeeper, was offset by the HiNet tariff reduction implementation, which began in November 2008.

For the first nine months of 2009, domestic fixed revenue totaled NT$52.9 billion, representing a decrease of 2.8% year-over-year. Local and domestic long distance revenues decreased by 5.5% and 9.3%, respectively, year-over-year. These decreases were mainly due to the economic downturn, as well as mobile and VOIP substitution. Broadband revenue, including ADSL and FTTx, slightly decreased by 0.5% to NT$14.9 billion. This decrease was mainly attributable to cable competition and ADSL tariff reduction.

International fixed revenue decreased by 3.8%, primarily because of international leased line revenue growth, the impact of which was partially offset by the decrease in international long distance revenue.

Finally, other non-telecom service revenue decreased by 7.1% to NT$0.9 billion in the first nine months of 2009 compared to same period last year.

For the third quarter of 2009, total revenue was NT$50.1 billion, a 1.7% decrease from the same period last year. Of this amount, the mobile business contributed 44.1%, the internet business 11.6%, the domestic fixed business 35.4%, the international fixed business 8.2%, and the remainder was from non-telecom business.

Costs and expenses

Total operating costs and expenses for the first nine months of 2009 were NT$104.0 billion, a decrease of 0.9% year-over-year. For the third quarter of 2009, total operating costs and expenses were NT$35.9 billion, a decrease of 1.3% compared to the third quarter of 2008. Decreases for the nine month and three month periods ending September 30, 2009 were mainly due to an operating cost decline at Senao that was the result of Senao’s revenue decline, as well as decreased Chunghwa parent company depreciation expense.

Income Tax

Income tax expenses for the first nine months of 2009 were NT$10.0 billion, representing a decrease of 10.1% compared to NT$11.1 billion for the first nine months of 2008. This decrease was mainly due to the lower operating profit.

EBITDA and Net Income

EBITDA and operating profit for the first nine months of 2009 decreased by 6.6% to NT$70.6 billion and by 7.8% to NT$43.2 billion, respectively, primarily due to the revenue decrease. Net income was further depressed by the reduced interest income, resulting in a 9.2% decline year-over-year. EBITDA margin and the operating margin for the first nine months of 2009 were 47.9% and 29.4%, respectively, compared to a 49.7% EBITDA margin and 30.9% operating margin in the same period of 2008.

Similarly, EBITDA and operating profit for third quarter of 2009 decreased by 3.6% to NT$23.2 billion and by 2.9% to NT$14.2 billion, respectively. The reason for these declines is the overall revenue decrease. However, the EBITDA and operating profit margin for the third quarter of 2009, 46.3% and 28.3%, respectively, were relatively stable compared to the third quarter of 2008.

Net income decreased by 17.9% to NT$10.9 billion for the third quarter of 2009, which is a higher decline rate relative to the operating profit for the same period, primarily due to the revenue decline and the reversal of the mark-to-market valuation loss from the foreign exchange derivatives contract in 2008.

Capital Expenditure (“Capex”)

Total capex for the first nine months of 2009 amounted to NT$16.6 billion, a 9.7% decrease compared to that of the same period in 2008. Of the NT$16.6 billion capex figure, 79.8% was used for the fixed-line and the internet businesses, 17.8% was used for the mobile business and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the first nine months of 2009 decreased by 11.5% to NT$49.5 billion compared to the first nine months of 2008. This was primarily because of the revenue decline which decreased EBITDA by NT$5.0 billion, as well as the NT$3.2 billion income tax refund the Chunghwa parent company received in the second quarter of 2008.

As of September 30, 2009, the Company’s cash and cash equivalents totaled NT$55.8 billion, a decrease of 45.9% year-over-year compared to the same period last year, primarily due to the cash dividend distribution in September of 2009.

Businesses Performance Highlights:

Broadband/ HiNet Business

■

Total broadband subscribers were 4.31 million as of September 30, 2009, a 0.4% decrease in the number of subscriptions compared to the same period of last year. However, Chunghwa made important progress over the course of third quarter of 2009: There was a strong growth in FTTx subscriptions, with 165 thousand net additions to bring the total to 1.51 million, compared to 1.34 million FTTx subscribers as of June 30, 2009. However, ADSL subscribers decreased by 161 thousand to 2.80 million quarter-over-quarter. By the end of September 2009, the number of ADSL and FTTx subscriptions with a service speed of greater than 8 Mbps reached 1.91 million, representing 44.4% of total broadband subscribers, compared to 34.8% at the end of September 2008.

■

HiNet subscribers were 4.07 million at the end of September 2009, relatively stable as compared to the end of the second quarter of 2009. The increase in HiNet FTTx subscribers was offset by a decrease in HiNet ADSL subscribers of a similar magnitude.

Mobile Business

■	As of September 30, 2009, Chunghwa had 9.18 million mobile subscribers, slightly up quarter-over-quarter by 1.6% compared to 9.04 million as of June 30, 2009.

■

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by National Communications Commission (“NCC”), at the end of August 2009, the Company’s total subscriber market share (including 2G, 3G and PHS) was 34.5%, while its revenue share was 33.0%.

■

Chunghwa had 384 thousand net additions to its 3G subscriber base during the third quarter of 2009, recording a 9.4% rise quarter-over-quarter in the total number of 3G subscribers to 4.49 million as of September 30, 2009.

■

Mobile VAS revenue for the first nine months of 2009 was NT$6.18 billion, representing a 18.8% year-over-year increase, of which SMS revenue was up 12.9% and mobile Internet revenue was up 48.1% , respectively, compared to the same period of 2008.

Domestic/International Fixed-line Businesses

■	As of the end of September 2009, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.51 million.

Forecast for the Fourth Quarter 2009

As the user traffic continues to increase due to the overall economic recovery, Chunghwa currently estimates that the total revenue for the fourth quarter of 2009 will be relatively stable at NT$46.1 billion, compared to NT$46.7 billion revenue from the fourth quarter of 2008.

EBITDA for the fourth quarter of 2009 is estimated to be NT$20.8bn, operating profit NT$11.9bn and net income NT$9.3bn. While our EBITDA forecast is slightly down by 0.3%, operating profit and net income for the fourth quarter 2009 are expected to grow by 4.1% and 9.6% respectively, year-over-year.

Chunghwa Telecom 4Q Financial Forecast on Non-Consolidated Basis

(NT$ billion)	2008	2009E	YoY	4Q 2008	4Q 2009E	YoY
Revenue	186.8	182.7	(2.2%)	46.7	46.1	(1.3%)
EBITDA	95.1	90.1	(5.3%)	20.9	20.8	(0.3%)
Operating Profit	57.2	54.0	(5.5%)	11.4	11.9	4.1%
Net Income	45.0	42.5	(5.6%)	8.5	9.3	9.6%
EBITDA margin	50.93%	49.30%		44.71%	45.16%
Net income Margin	24.09%	23.25%		18.17%	20.17%

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Nine Months Ended September 30, 2009 and 2008 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2009 and 2008, and the related statements of operations and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$8,942,371 thousand and NT$7,197,490 thousand as of September 30, 2009 and 2008, respectively, and the equity in earnings (losses) were NT$(7,358) thousand and NT$125,741 thousand for the nine months ended September 30, 2009 and 2008, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings. The company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the nine months ended September 30, 2009 and 2008, and have issued a qualified review report.

October 26, 2009

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$50,767,239	12	$98,976,773	21
Financial assets at fair value through profit or loss (Notes 2 and 5)	30,039	-	95,359	-
Available-for-sale financial assets (Notes 2 and 6)	15,851,520	4	14,931,598	3
Held-to-maturity financial assets (Notes 2 and 7)	754,882	-	35,033	-
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,831,426 thousand in 2009 and $3,027,162 thousand in 2008 (Notes 2 and 8)	10,612,296	2	10,786,930	2
Receivables from related parties (Notes 2 and 24)	609,230	-	284,373	-
Other monetary assets (Note 9)	2,566,008	1	3,730,033	1
Inventories, net (Notes 2 and 10)	1,008,582	-	680,654	-
Deferred income taxes (Notes 2 and 21)	72,919	-	380,923	-
Other current assets (Note 11)	6,447,837	2	7,071,529	1

Total current assets	88,720,552	21	136,973,205	28

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	10,140,330	2	8,392,002	2
Financial assets carried at cost (Notes 2 and 13)	2,236,048	1	2,246,048	1
Held-to-maturity financial assets (Notes 2 and 7)	4,331,829	1	1,315,061	-
Other monetary assets (Notes 14 and 25)	1,000,000	-	1,000,000	-

Total long-term investments	17,708,207	4	12,953,111	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	101,258,906	24	101,872,198	21
Land improvements	1,514,307	-	1,487,827	-
Buildings	62,624,721	15	62,455,514	13
Computer equipment	15,249,625	3	14,844,193	3
Telecommunications equipment	650,698,396	152	642,472,190	134
Transportation equipment	2,233,859	-	2,732,563	1
Miscellaneous equipment	7,163,871	2	7,322,378	2

Total cost	840,743,685	196	833,186,863	174
Revaluation increment on land	5,810,342	2	5,820,548	1

	846,554,027	198	839,007,411	175
Less: Accumulated depreciation	551,961,588	129	537,393,945	112

	294,592,439	69	301,613,466	63
Construction in progress and advances related to acquisitions of equipment	15,360,010	3	16,537,168	3

Property, plant and equipment, net	309,952,449	72	318,150,634	66

INTANGIBLE ASSETS (Note 2)
3G concession	6,924,631	2	7,673,240	2
Other	384,396	-	323,685	-

Total intangible assets	7,309,027	2	7,996,925	2

OTHER ASSETS
Idle assets (Note 2)	926,422	-	927,293	-
Refundable deposits	1,368,682	1	1,189,869	-
Deferred income taxes (Notes 2 and 21)	1,198,137	-	1,489,181	1
Others	1,061,040	-	694,169	-

Total other assets	4,554,281	1	4,300,512	1

TOTAL	$428,244,516	100	$480,374,387	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$-	-	$1,424,194	-
Trade notes and accounts payable	6,540,756	1	6,839,590	1
Payables to related parties (Note 24)	2,099,896	-	1,662,934	-
Income tax payable (Notes 2 and 21)	2,259,422	1	3,149,800	1
Accrued expenses (Notes 3 and 16)	12,476,319	3	10,477,456	2
Dividends payable (Note 18)	-	-	40,716,130	9
Other current liabilities (Notes 17, 24 and 26)	15,365,263	4	14,487,481	3

Total current liabilities	38,741,656	9	78,757,585	16

DEFERRED INCOME	2,414,029	1	1,910,574	-

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	-	94,986	-

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	5,197,001	1	5,117,717	1
Customers’ deposits	5,993,158	2	6,162,199	2
Deferred credit - profit on intercompany transactions (Note 24)	1,485,916	-	1,117,755	-
Others	239,778	-	395,768	-

Total other liabilities	12,915,853	3	12,793,439	3

Total liabilities	54,166,524	13	93,556,584	19

STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 10,666,489 thousand shares in 2009 and 9,557,777 thousand shares in 2008	106,664,890	25	95,577,769	20

Preferred stock - $10 par value	-	-	-	-

Capital stock to be issued	-	-	20,505,867	4

Additional paid-in capital
Capital surplus	169,496,289	39	179,193,097	37
Donated capital	13,170	-	13,170	-
Equity in additional paid-in capital reported by equity-method investees	3	-	3	-

Total additional paid-in capital	169,509,462	39	179,206,270	37

Retained earnings
Legal reserve	56,987,241	13	52,859,566	11
Special reserve	2,675,894	1	2,675,419	1
Unappropriated earnings	33,170,864	8	32,789,828	7

Total retained earnings	92,833,999	22	88,324,813	19

Other adjustments
Cumulative translation adjustments	14,583	-	14,824	-
Unrecognized net loss of pension	(5)	-	(85)	-
Unrealized loss on financial instruments	(757,816)	-	(2,634,740)	-
Unrealized revaluation increment	5,812,879	1	5,823,085	1

Total other adjustments	5,069,641	1	3,203,084	1

Total stockholders’ equity	374,077,992	87	386,817,803	81

TOTAL	$428,244,516	100	$480,374,387	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 26, 2009)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

NET REVENUES (Note 24)	$136,596,459	100	$140,057,485	100

OPERATING COSTS (Note 24)	71,095,312	52	70,011,097	50

GROSS PROFIT	65,501,147	48	70,046,388	50

OPERATING EXPENSES (Note 24)
Marketing	18,569,125	13	19,596,625	14
General and administrative	2,461,866	2	2,466,009	2
Research and development	2,319,273	2	2,242,464	1

Total operating expenses	23,350,264	17	24,305,098	17

INCOME FROM OPERATIONS	42,150,883	31	45,741,290	33

NON-OPERATING INCOME AND GAINS
Interest income	388,762	-	1,394,905	1
Equity in earnings of equity method investees, net	218,455	-	364,603	-
Valuation gain on financial instruments, net	129,078	-	-	-
Foreign exchange gain, net	62,023	-	-	-
Dividends income	53,286	-	107,737	-
Gain on disposal of financial instruments, net	-	-	390,515	1
Others	408,822	1	204,073	-

Total non-operating income and gains	1,260,426	1	2,461,833	2

NON-OPERATING EXPENSES AND LOSSES
Loss arising from natural calamities	186,271	1	-	-
Loss on disposal of financial instruments, net	160,559	-	-	-
Impairment loss on assets	85,349	-	15,000	-
Loss on disposal of property, plant and equipment, net	9,627	-	56,997	-
Interest expense	2,775	-	404	-
Valuation loss on financial instruments, net	-	-	736,126	1
Foreign exchange loss, net	-	-	15,144	-
Others	105,149	-	77,663	-

Total non-operating expenses and losses	549,730	1	901,334	1

INCOME BEFORE INCOME TAX	42,861,579	31	47,301,789	34

INCOME TAX EXPENSES (Notes 2 and 21)	9,682,660	7	10,779,702	8

NET INCOME	$33,178,919	24	$36,522,087	26

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 22)
Basic earnings per share	$4.42	$3.42	$4.88	$3.77

Diluted earnings per share	$4.41	$3.41	$4.87	$3.76

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 26, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,178,919	$36,522,087
Provision for doubtful accounts	359,634	401,642
Depreciation and amortization	27,103,118	28,502,855
Valuation loss on inventory	-	32,224
Valuation (gain) loss on financial instruments, net	(129,078)	736,126
Amortization of premium (discount) of financial assets	11,171	(1,125)
Loss (gain) on disposal of financial instruments, net	160,559	(390,515)
Losses on disposal of property, plant and equipment, net	9,627	56,997
Impairment loss on assets	85,349	15,000
Loss arising from natural calamities	186,271	-
Equity in earnings of equity method investees	(218,455)	(364,603)
Cash dividends received from equity method investees	393,115	435,284
Deferred income taxes	280,840	(497,179)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	188,167	451,347
Trade notes and accounts receivable	(775,339)	(713,535)
Receivables from related parties	(266,214)	(72,748)
Other current monetary assets	(421,660)	3,321,316
Inventories	(15,973)	477,384
Other current assets	(2,438,631)	(3,823,623)
Increase (decrease) in:
Trade notes and accounts payable	(2,635,281)	(3,468,565)
Payables to related parties	(77,413)	120,004
Income tax payable	(3,174,208)	(3,810,704)
Accrued expenses	(3,204,283)	(4,479,625)
Other current liabilities	943,460	(67,068)
Accrued pension liabilities	32,613	1,205,753
Deferred income	341,732	405,424

Net cash provided by operating activities	49,918,040	54,994,153

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(7,162,765)	(5,131,862)
Proceeds from disposal of available-for-sale financial assets	6,793,213	5,065,441
Acquisition of held-to-maturity financial assets	(1,948,505)	(852,383)
Proceeds from disposal of held-to-maturity financial assets	664,160	652,863
Acquisition of financial assets carried at cost	-	(200,000)
Proceeds from disposal of financial assets carried at cost	285,859	354,933
Acquisition of investments accounted for using equity method	(1,637,615)	(4,171,922)
Proceeds from disposal of investments accounted for using equity method	-	44,047
Acquisition of property, plant and equipment	(16,151,324)	(18,075,615)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008

Proceeds from disposal of property, plant and equipment	$2,527	$1,825,836
Acquisition of intangible assets	(143,894)	(122,962)
Increase in other assets	(489,914)	(150,494)

Net cash used in investing activities	(19,788,258)	(20,762,118)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(59,508)	(113,105)
Decrease in other liabilities	(186,609)	(336,944)
Cash dividends paid	(37,138,775)	-
Cash paid to stockholders for capital reduction	(19,115,554)	(9,557,777)

Net cash used in financing activities	(56,500,446)	(10,007,826)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,370,664)	24,224,209

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	77,137,903	74,752,564

CASH AND CASH EQUIVALENTS, END OF PERIOD	$50,767,239	$98,976,773

SUPPLEMENTAL INFORMATION
Interest paid	$36	$404

Income tax paid	$12,576,321	$15,092,647

NON-CASH FINANCING ACTIVITIES
Dividends payable	$-	$40,716,130

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$15,048,613	$17,216,258
Payables to suppliers	1,102,711	859,357

	$16,151,324	$18,075,615

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the preliminary data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,793
Trade notes and accounts receivables	76,258
Inventories, net	60,040
Other current assets	19,429
Investments accounted for using equity method	71,921
Financial assets carried at cost	156,764
Property, plant, and equipment	86,826
Identifiable intangible assets	24,439
Refundable deposits	7,329
Other assets	15,133
Financial liabilities at fair value through profit or loss	(66)
Short-term loans and long-term debt at current portion	(26,077)
Trade notes and accounts payables	(26,038)
Other current liabilities	(18,834)
Noncurrent liabilities	(25,789)

Subtotal	1,955,078
Minority interest	(94,207)

Total	1,860,871
Percentage of additional ownership	40%

744,348
Goodwill	14,361

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 26, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and GSM, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of September 30, 2009 and 2008, the Company had 24,434 and 24,690 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper, bonds with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisitions are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted- average method.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G license is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

The Company adopted the newly advised Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stocks as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“ SFAS No. 41” ) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the nine months ended September 30, 2008 was presented in accordance with SFAS No. 41

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory - related incomes and expenses shall be classified as operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s net income and basic earnings per share (after income tax) for the nine months ended September 30, 2009. The Company reclassified non-operating losses of $32,224 thousand to operating costs for the nine months ended September 30, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2009	2008
Cash
Cash on hand	$83,616	$138,775
Bank deposits	10,146,655	16,461,692
Negotiable certificate of deposit, annual yield rate - ranging from 0.15%-0.23% and 1.94%-2.643% for 2009 and 2008, respectively	38,350,000	63,761,675

	48,580,271	80,362,142

Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 0.16% and 1.96%-3.762% for 2009 and 2008, respectively	2,186,968	18,614,631

	$50,767,239	$98,976,773

As of September 30, 2009 and 2008, foreign deposits in bank were as following:

	September 30
	2009	2008

United States of America - New York (US$610 thousand and US$290,563 thousand for 2009 and 2008, respectively)	$19,653	$9,335,788
Hong Kong (US$20,603 thousand, EUR139 thousand, JPY13,798 thousand and GBP228 thousand for 2008)	-	685,893

	$19,653	$10,021,681

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2009	2008
Derivatives - financial assets
Currency swap contracts	$30,039	$-
Index future contracts	-	95,359

	$30,039	$95,359

Derivatives - financial liabilities
Currency option contracts	$-	$1,095,310
Forward exchange contracts	-	328,626
Index future contracts	-	258

	$-	$1,424,194

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on September 30, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
September 30, 2009

Currency swap contracts	USD/NTD	2009.10	USD45,000/NTD1,477,195

September 30, 2008

Forward exchange contracts - sell	EUR/USD	2008.11	EUR 6,550
	JPY/USD	2008.11	JPY 447,000
	GBP/USD	2008.11	GBP 2,140
	USD/EUR	2008.11	USD 2,131
	USD/GBP	2008.11	USD 327
	USD/NTD	2008.12	USD 320,000

The Company did not have any outstanding index future contracts on September 30, 2009.

Outstanding index future contracts on September 30, 2008 were as follows:

	Maturity Date	Units	Contract Amount (In Thousands)
September 30, 2008

AMSTERDAM IDX FUT	2008.10	13	EUR	985
CAC40 10 EURO FUT	2008.10	14	EUR	576
IBEX 35 INDX FUTR	2008.10	7	EUR	761
DAX INDEX FUTURE	2008.12	3	EUR	454
MINI S&P/MIB FUT	2008.12	37	EUR	992
FTSE 100 IDX FUT	2008.12	19	GBP	966
TOPIX INDEX FUTURE	2008.11	36	JPY	437,364
S&P 500 FUTURE	2008.12	16	USD	5,009
S&P 500 EMINI FUTURE	2008.12	55	USD	3,403

As of September 30, 2008, the deposits paid for index future contracts were $54,540 thousand.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods in total. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per U.S. dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2009 were $67,027 thousand (including realized settlement loss of $54,600 thousand and valuation gain of $121,627 thousand) and net loss arising from financing assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2008 was $343,410 thousand (including realized settlement gain of $424,375 thousand and valuation loss of $767,785 thousand).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2009	2008

Open-end mutual funds	$15,694,200	$14,032,320
Real estate investment trust fund	154,615	211,285
Domestic listed stocks	2,705	-
Foreign listed stocks	-	687,993

	$15,851,520	$14,931,598

For the nine months ended September 30, 2009 and 2008, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	Nine Months Ended September 30
	2009	2008

Balance, beginning of period	$(2,255,905)	$35,232
Recognized in stockholder’s equity	1,426,091	(2,957,767)
Transferred to profit or loss	69,424	302,617

Balance, end of period	$(760,390)	$(2,619,918)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and nil for the nine months ended September 30, 2009 and 2008, respectively. Chunghwa recorded impairment losses of $1,139,105 thousand for the year ended December 31, 2008.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2009	2008

Corporate bonds, nominal interest rate ranging from 0.752%-4.75% and 2.13%-2.95% for 2009 and 2008, respectively; effective interest rate ranging from 0.752%-2.95% and 2.13%-2.95% for 2009 and 2008, respectively	$4,384,755	$1,099,746
Financial institution bonds, nominal interest rate ranging from 1.95%-2.24% and 3.51% for 2009 and 2008, respectively; effective interest rate ranging from 1.14%-2.9% and 2.9% for 2009 and 2008, respectively	697,256	202,570
Collateralized loan obligation, nominal and effective interest rates were both 2.175% for 2009 and 2008	4,700	47,778

	5,086,711	1,350,094
Less: Current portion	754,882	35,033

	$4,331,829	$1,315,061

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2009	2008

Balance, beginning of period	$2,992,143	$3,290,123
Provision for doubtful accounts	353,193	397,407
Accounts receivable written off	(513,910)	(660,368)

Balance, end of period	$2,831,426	$3,027,162

9.	OTHER CURRENT MONETARY ASSETS

	September 30
	2009	2008

Accrued custodial receipts from other carriers	$573,121	$655,021
Receivable from disposal of financial instruments	135,780	1,217,525
Other receivable	1,857,107	1,857,487

	$2,566,008	$3,730,033

10.	INVENTORIES, NET

	September 30
	2009	2008

Work in process	$683,324	$322,679
Merchandise	325,258	357,975

	$1,008,582	$680,654

The operating costs related to inventories were $3,711,971 thousand and $3,064,779 thousand (including the valuation loss on inventories of $32,224 thousand) for the nine months ended September 30, 2009 and 2008, respectively.

11.	OTHER CURRENT ASSETS

	September 30
	2009	2008

Prepaid expenses	$2,901,038	$3,115,354
Spare parts	2,453,230	2,762,710
Prepaid rents	872,619	890,325
Miscellaneous	220,950	303,140

	$6,447,837	$7,071,529

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,279,942	29	$1,271,196	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,936,402	100	2,987,971	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,623,434	89	853,148	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,403,076	100	784,461	100

(Continued)

	September 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership

Chunghwa System Integration Co., Ltd. (“CHSI”)	$721,879	100	$791,904	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	464,265	40	572,470	40
CHIEF Telecom Inc. (“CHIEF”)	439,382	69	408,203	69
InfoExploer Co., Ltd. (“IFE”)	282,652	49	-	-
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	271,002	30	97,711	33
Donghwa Telecom Co., Ltd. (“DHT”)	226,291	100	216,011	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	161,091	100	120,697	100
Skysoft Co., Ltd. (“SKYSOFT”)	88,842	30	81,022	30
Chunghwa Telecom Global, Inc. (“CHTG”)	69,682	100	86,931	100
KingWay Technology Co., Ltd. (“KWT”)	68,410	33	76,207	33
Spring House Entertainment Inc. (“SHE”)	52,532	56	44,070	56
So-Net Entertainment Taiwan (“So-net”)	40,060	30	-	-
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	11,388	100	-	-
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	-	100	-	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	-	100	-	100

	8,860,388		7,120,806

	$10,140,330		$8,392,002

(Concluded)

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa invested in Chunghwa Investment Co., Ltd. (“CHI”) in September 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89%. CHI engages mainly in professional investing in telecommunication business, the telecommunication valued-added services, and system integration.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, for a purchase price of $200,000 thousand, and increased its investment in CHTS for $610,659 thousand and $579,280 thousand in July 2009 and September 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa established Viettel-CHT Co., Ltd. (“Viettel-CHT”) with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91,239 thousand cash. Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash but its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in Donghwa Telecom Co., Ltd. (“DHT”) in September 2008 for a purchase price of $189,833 thousand. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.

Chunghwa participated in So-net Entertainment Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”), a 100% owned subsidiary in October 2008 by investing $6,140 thousand cash, and increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The equity in earnings (losses) of equity investees for the nine months ended September 30, 2009 and 2008, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $8,942,371 thousand and $7,197,490 thousand as of September 30, 2009 and 2008, respectively. The equity in earnings (losses) were $(7,358) thousand and $125,741 thousand for the nine months ended September 30, 2009 and 2008, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2009		2008
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Non-listed:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	10	34,500	12
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9

	$2,236,048		$2,246,048

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II completed its incorporation on February 13, 2008 and engages mainly in investment activities.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008; otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investment carried at cost, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand for the nine months ended September 30, 2008 and also recognized an impairment loss of $10,000 thousand in ETS in the fourth quarter in 2008.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFB”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	September 30
	2009	2008

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Fixed-Line Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2009	2008
Cost
Land	$101,258,906	$101,872,198
Land improvements	1,514,307	1,487,827
Buildings	62,624,721	62,455,514
Computer equipment	15,249,625	14,844,193
Telecommunications equipment	650,698,396	642,472,190
Transportation equipment	2,233,859	2,732,563
Miscellaneous equipment	7,163,871	7,322,378

Total cost	840,743,685	833,186,863
Revaluation increment on land	5,810,342	5,820,548

	846,554,027	839,007,411

Accumulated depreciation
Land improvements	937,395	885,231
Buildings	17,063,296	15,997,345
Computer equipment	11,690,281	11,487,918
Telecommunications equipment	514,138,890	500,163,851
Transportation equipment	2,040,143	2,591,062
Miscellaneous equipment	6,091,583	6,268,538

	551,961,588	537,393,945

Construction in progress and advances related to acquisition of equipment	15,360,010	16,537,168

Property, plant and equipment, net	$309,952,449	$318,150,634

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of September 30, 2009, capital surplus from revaluation of land had decreased to $5,812,879 thousand by disposal of some revaluated assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2009 and 2008 amounted to $26,299,984 thousand and $27,752,894 thousand, respectively. No interest expense was capitalized for the nine months ended September 30, 2009 and 2008.

16.	ACCRUED EXPENSES

	September 30
	2009	2008

Accrued salary and compensation	$6,735,762	$5,950,140
Accrued franchise fees	1,681,359	1,799,405
Accrued employees’ bonus and remuneration to directors and supervisors	1,261,057	1,148,037
Other accrued expenses	2,798,141	1,579,874

	$12,476,319	$10,477,456

17.	OTHER CURRENT LIABILITIES

	September 30
	2009	2008

Advances from subscribers	$6,014,455	$5,800,071
Amounts collected in trust for others	2,481,843	2,646,872
Payables to constructors	1,847,980	953,902
Refundable customers’ deposits	1,026,561	964,655
Payables to equipment suppliers	945,640	1,300,021
Miscellaneous	3,048,784	2,821,960

	$15,365,263	$14,487,481

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 10,666,488,999 shares are issued and outstanding as of September 30, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2009, the outstanding ADSs were 1,194,657 thousand units, which equaled approximately 119,466 thousand common shares and represented 11.20% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the nine months ended September 30, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation and Distribution		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$-	$-
Special reserve	475	-	-	-
Reversal of special reserve	-	3,304	-	-
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	-	955,778	-	0.10
Employee bonus - cash	-	1,303,605	-	-
Employee bonus - stock	-	434,535	-	-
Remuneration to board of directors and supervisors	-	43,454	-	-

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the six months ended June 30, 2009.

Information on the appropriation of Chunghwa’s 2008 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with SFB. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively registered with SFB. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with SFB. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock, and the capital increase proposal was effectively registered with SFB.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

19.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Nine Months Ended September 30
	2009	2008

Balance, beginning of period	-	110,068
Decrease	-	(110,068)

Balance, end of period	-	-

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to receive dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2009
	Cost of Services	Operating Expenses	Total

Compensation expense
Salaries	$9,081,304	$6,197,076	$15,278,380
Insurance	719,816	499,502	1,219,318
Pension	1,210,960	861,146	2,072,106
Other compensation	6,206,061	4,184,134	10,390,195

	$17,218,141	$11,741,858	$28,959,999

Depreciation expense	$24,884,906	$1,415,078	$26,299,984

Amortization expense	$683,182	$119,299	$802,481

	Nine Months Ended September 30, 2008
	Cost of Services	Operating Expenses	Total

Compensation expense
Salaries	$9,054,779	$6,222,985	$15,277,764
Insurance	616,423	421,274	1,037,697
Pension	1,201,143	857,298	2,058,441
Other compensation	5,714,436	3,893,124	9,607,560

	$16,586,781	$11,394,681	$27,981,462

Depreciation expense	$26,232,253	$1,520,641	$27,752,894

Amortization expense	$647,808	$101,499	$749,307

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable is as follows:

	Nine Months Ended September 30
	2009	2008

Income tax expense computed at statutory income tax rate of 25% to income before income tax	$10,715,385	$11,825,437
Add (deduct) tax effect of:
Permanent differences	(141,822)	(396,987)
Temporary differences	4,445	640,826
Additional tax at 10% on undistributed earnings	6,441	-
Investment tax credits	(1,043,990)	(1,053,332)

Income tax payable	$9,540,459	$11,015,944

b.	Income tax expense consists of the following:

	Nine Months Ended September 30
	2009	2008

Income tax payable	$9,540,459	$11,015,944
Income tax - separated	55,684	223,196
Income tax - deferred	280,840	(497,179)
Adjustments of prior years’ income tax	(194,323)	37,741

	$9,682,660	$10,779,702

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

c.	Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2009	2008

Current
Provision for doubtful accounts	$364,658	$474,975
Unrealized accrued expense	64,491	-
Unrealized foreign exchange loss	14,520	12,819
Valuation (gain) loss on financial instruments, net	(18,574)	335,390
Other	12,482	32,714

	437,577	855,898
Valuation allowance	(364,658)	(474,975)

Net deferred income tax assets-current	$72,919	$380,923

Noncurrent
Accrued pension cost	$1,133,974	$1,395,793
Impairment loss	64,163	80,418
Loss on disposal of property, plant and equipment	-	12,970

Net deferred income tax assets - noncurrent	$1,198,137	$1,489,181

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2009	2008

Balance of Imputation Credit Account (ICA)	$146,047	$13,820,421

The actual creditable rates distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.61% and 28.81%, respectively.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to September 30,1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005.

22.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2009

Basic EPS
Income available to stockholders	$42,861,579	$33,178,919	9,696,808	$4.42	$3.42

Effect of dilutive potential common stock
SENAO’s stock options	(4,215)	(4,215)	-
Employee bonus	-	-	29,742

Diluted EPS
Income available to stockholders	$42,857,364	$33,174,704	9,726,550	$4.41	$3.41

Nine months ended September 30, 2008

Basic EPS
Income available to stockholders	$47,301,789	$36,522,087	9,696,808	$4.88	$3.77

Effect of dilutive potential common stock
SENAO’s stock options	(14,479)	(14,479)	-
Employee bonus	-	-	18,313

Diluted EPS
Income available to stockholders	$47,287,310	$36,507,608	9,715,121	$4.87	$3.76

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2009 and 2008 was due to the effect of potential common stock of stock options by SENAO.

The weighted average number of outstanding shares for EPS calculation has been retroactively adjusted for employee stock bonuses issued in 2008 as a result of the distribution of 2007 earnings and the issuance of stock dividends. The retroactive adjustments caused the basic EPS before income tax and after income tax for the nine months ended September 30, 2008 to decrease from NT$4.95 to NT$4.88 and decrease from NT$3.82 to NT$3.77, respectively, and the diluted EPS before income tax and after income tax for the nine months ended September 30, 2008, to decrease from NT$4.94 to NT$4.87 and decrease from NT$3.81 to NT$3.76, respectively.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $6,095,935 thousand and $3,629,884 thousand as of September 30, 2009 and 2008, respectively.

Pension costs of Chunghwa were $2,126,884 thousand ($2,049,176 thousand subject to defined benefit plan and $77,708 thousand subject to defined contribution plan) and $2,121,602 thousand ($2,061,053 thousand subject to defined benefit plan and $60,549 thousand subject to defined contribution plan) for the nine months ended September 30, 2009 and 2008, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary

(Continued)

Company	Relationship

Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2009		2008
	Amount	%	Amount	%

1) Receivables from related parties

Trade notes, accounts receivable and other receivables
SENAO	$382,723	63	$168,874	59
CHSI	124,623	20	50	-
CIYP	29,200	5	33,366	12
CHIEF	21,227	4	27,307	10
CHTG	20,973	3	46,198	16
DHT	10,604	2	-	-
SHE	7,626	1	8,224	3
Others	12,254	2	354	-

	$609,230	100	$284,373	100

	September 30
	2009		2008
	Amount	%	Amount	%
2) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$718,339	35	$160,501	10
SENAO	674,209	32	797,535	48
CHSI	212,492	10	134,463	8
DHT	46,484	2	9,062	1
CHIEF	45,899	2	19,734	1
CHTG	44,941	2	24,136	1
CIYP	41,682	2	4,823	-
SNI	-	-	25,045	2
Others	20,974	1	17,502	1

	1,805,020	86	1,192,801	72

Payable to constructors
TISE	15,412	1	19,978	1
CHSI	-	-	3,152	-

	15,412	1	23,130	1

Amounts collected in trust for others
SENAO	255,005	12	318,277	19
CIYP	21,095	1	117,738	7
Others	3,364	-	10,988	1

	279,464	13	447,003	27

	$2,099,896	100	$1,662,934	100

3) Revenue in advance - land (included in “other current liabilities”)

LED	$-	-	$243,460	2

	Nine Months Ended September 30
	2009		2008
	Amount	%	Amount	%
4) Revenues

SENAO	$597,522	1	$1,447,021	1
CHIEF	178,630		152,199	-
So-net	49,174		-	-
CHTG	42,552		140,957	-
SKYSOFT	25,677		24,682	-
DHT	18,832	-	297	-
CIYP	13,913		18,068	-
CHSI	12,008		20,768	-
Others	33,178		12,599	-

	$971,486	1	$1,816,591	1

	Nine Months Ended September 30
	2009		2008
	Amount	%	Amount	%

5) Operating costs and expenses

SENAO	$4,067,833	5	$5,328,404	6
TISE	764,174	1	396,925	1
CHSI	362,686	-	294,113	-
CHIEF	228,951	-	121,886	-
CHTG	49,560	-	50,561	-
SHE	45,170	-	30,089	-
CIYP	35,621	-	109,784	-
DHT	28,627	-	71,668	-
SNI	217	-	8,050	-
ELTA	-	-	189,744	-
Others	27,315	-	3	-

	$5,610,154	6	$6,601,227	7

6) Acquisition of property, plant and equipment

TISE	$780,611	5	$313,803	2
CHSI	363,175	2	474,891	3
CHTG	21,360	-	57,675	-
IFE	819	-	-	-
SENAO	268	-	725	-

	$1,166,233	7	$847,094	5

Chunghwa sold the land with a carrying value of $703,125 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $1,820,880 thousand during the nine months ended September 30, 2008. However, since the gain on disposal of land amounting to $1,117,755 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future. As of September 30, 2009, the deferred credit-profit on intercompany transactions amounting $1,485,916 thousand included the unrealized gain on land sold to LED in the fourth quarter of 2008.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF and CIYP were determined in accordance with mutual agreements.

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2009, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $241,832 thousand.

b.	Acquisitions of telecommunications equipment of $21,032,748 thousand.

c.	Contracts to print billing, envelopes and selling gifts $79,313 thousand.

d.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount

2009 (from October 1, 2009 to December 31, 2009)	$486,944
2010	1,391,668
2011	1,148,203
2012	867,601
2013 and thereafter	902,807

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can not request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. Chunghwa had filed an appeal at the Taiwan High Court within the statutory period. As of the date of the review report, the appeal is still in process.

g.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I 258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. Giga Media withdrew this civil action on October 2, 2009.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$50,767,239	$50,767,239	$98,976,773	$98,976,773
Financial assets at fair value through profit or loss	30,039	30,039	95,359	95,359
Available-for-sale financial assets	15,851,520	15,851,520	14,931,598	14,931,598
Held-to-maturity financial assets - current	754,882	754,882	35,033	35,033
Trade notes and accounts receivable, net	10,612,296	10,612,296	10,786,930	10,786,930
Receivables from related parties	609,230	609,230	284,373	284,373
Other current monetary assets	2,566,008	2,566,008	3,730,033	3,730,033
Investments accounted for using equity method	10,140,330	12,263,692	8,392,002	9,423,134
Financial assets carried at cost	2,236,048	2,236,048	2,246,048	2,246,048
Held-to-maturity financial assets - noncurrent	4,331,829	4,331,829	1,315,061	1,315,061
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,368,682	1,368,682	1,189,869	1,189,869
Liabilities
Financial liabilities at fair value through profit or loss	-	-	1,424,194	1,424,194
Trade notes and accounts payable	6,540,756	6,540,756	6,839,590	6,839,590
Payables to related parties	2,099,896	2,099,896	1,662,934	1,662,934
Accrued expenses	12,476,319	12,476,319	10,477,456	10,477,456
Dividends Payable	-	-	40,716,130	40,716,130
Amounts collected in trust for others (included in “other current liabilities”)	2,481,843	2,481,843	2,646,872	2,646,872
Payables to contractors (included in “other current liabilities”)	1,847,980	1,847,980	953,902	953,902
Refundable customers’ deposits (included in “other current liabilities”)	1,026,561	1,026,561	964,655	964,655
Payables to equipment suppliers (included in “other current liabilities”)	945,640	945,640	1,300,021	1,300,021
Hedging derivative financial liabilities (included in “other current liabilities”)	-	-	6,460	6,460
Customers’ deposits	5,993,158	5,993,158	6,162,199	6,162,199

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

c.	Fair values of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2009	2008	2009	2008
Assets
Financial assets at fair value through profit or loss	$30,039	$95,359	$-	$-
Available-for-sale financial assets	15,851,520	14,931,598	-	-
Liabilities
Financial liabilities at fair value through profit or loss	-	328,884	-	1,095,310
Hedging derivative financial liabilities (classified as other current liabilities)	-	6,460	-	-

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts and currency option contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts and forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the nine months ended September 30, 2009 and 2008.

None of the hedge currency swap contracts and forward exchange contracts existed as of September 30, 2009.

The outstanding forward exchange contracts of hedging as of September 30, 2008:

	Currency	Maturity Date	Contract Amount (In Thousands)
September 30, 2008

Forward exchange contracts - sell	USD/NTD	2008.12	US$	65,000

As of September 30, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $6,460 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the nine months ended September 30, 2009 and 2008 to reduce the exposure to foreign currency risk.

The outstanding forward exchange contracts as of September 30, 2009 and 2008:

	Currency	Maturity Date	Contract Amount (In Thousands)
September 30, 2009

Forward exchange contracts - buy	USD/NTD	2009.10	NT$	252,968

September 30, 2008

Forward exchange contracts - buy	USD/NTD	2008.10	NT$	197,981

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly beneficiary certificates. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, SENAO would assess the risk before investing; therefore, no material market risk are anticipated.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s exposure to default by those parties to be material. The maximum credit exposures of SENAO’s financial instruments are the same as its carrying amounts.

4)	Liquidation risk

SENAO has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

SENAO’s investments in domestic open-end mutual funds are traded in active markets and can be disposed readily approximately to their fair values. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market; therefore, material liquidation risk would be anticipated on financial assets carried at cost.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 8.

28.	THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

a.	Segment information. Please see Table 9.

b.	Information about geographical areas

The revenue from oversea customers attributed is not material and the company does not have material non-current assets in foreign operations for the nine months ended September 30, 2009.

c.	Major customers’ information

The export sales revenue of the Company is less than 10% of the operating income.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCINGS PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Financing	Counter-	Financial Statement	Maximum Balance for		Ending		Interest Rate (Note	Type of Financing	Transaction	Reason for Short-term	Allowance for	Collateral		Financing Limit for Each Borrowing Company		Financing Company’s Financing Amount Limit
No.	Company	party	Account	the Year		Balance		5)	(Note 2)	Amount	Financing	Bad Debt	Item	Value	(Note 3)		(Note 4)

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivable	$ SG$	122,850 (5,400)	$ SG$	122,850 (5,400)	6.38%	a	(Note 6)	Operating capital management	$-	-	$-	$ SG$	1,403,076 (61,674)	$ SG$	1,403,076 (61,674)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company.

b. Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a. Business relationship.

b. For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statement of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statement of the lender.

Note 5:	It’s equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTel Sat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. In the contract, it stated that Chunghwa Telecom Singapore Pte., Ltd. is obligated to rent the ST-2 telecommunications satellite from ST-2 Satellite Ventures Pte., Ltd. when the satellite is accomplished.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value			Note

0	Chunghwa Telecom Co.,Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,279,942		29		$3,387,693		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,936,402		100		2,936,872		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,623,434		89		1,700,518		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	37,569		1,403,076		100		1,403,076		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		721,879		100		648,340		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		464,265		40		683,695		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		439,382		69		389,075		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		282,652		49		229,496		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		226,291		100		226,291		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		161,091		100		161,091		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	-		271,002		30		271,002		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		88,842		30		49,475		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		69,682		100		90,057		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		68,410		33		16,026		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		52,532		56		37,391		Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		40,060		30		22,206		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		11,388		100		11,388		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	-	US$	(1 dollar	)	100	US$	(1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	-	US$	(1 dollar	)	100	US$	(1 dollar	)	Note 2
		Taipei Financial Center	-	Financial assets carried at cost	172,927		1,789,530		12		1,368,535		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	-	Financial assets carried at cost	20,000		200,000		17		222,243		Note 1
		Global Mobile Corp.	-	Financial assets carried at cost	12,696		127,018		11		112,659		Note 1
		iD Branding Ventures	-	Financial assets carried at cost	7,500		75,000		8		72,742		Note 1
		PRTI International	-	Financial assets carried at cost	4,765		34,500		10		34,792		Note 1
		Essence Technology Solution, Inc.	-	Financial assets carried at cost	2,000		10,000		9		3,414		Note 1

		REITS
		Fubon No. 1 Fund	-	Available-for-sale financial assets	7,656		76,560		-		82,761		Note 4
		Cathay No. 2 REIT	-	Available-for-sale financial assets	548		5,480		-		5,579		Note 4
		Gallop No. 1 REIT	-	Available-for-sale financial assets	8,750		87,500		-		65,275		Note 4

		Stock
		U-Ming Marine Transport Corp.	-	Available-for-sale financial assets	50		2,765		-		2,705		Note 4
(Continued)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	-	Available-for-sale financial assets	600	$15,000	-	$13,675	Note 3
		PCA Well Pool Fund	-	Available-for-sale financial assets	194,181	2,500,000	-	2,520,058	Note 3
		Yuan Ta Wan Tai Bond Fund	-	Available-for-sale financial assets	173,683	2,500,000	-	2,511,958	Note 3
		central Diamond Bond Fund	-	Available-for-sale financial assets	126,106	1,500,000	-	1,503,577	Note 3
		Polaris De-Li	-	Available-for-sale financial assets	129,654	2,008,787	-	2,021,195	Note 3
		Fuh-Hwa Bond Fund	-	Available-for-sale financial assets	108,849	1,500,000	-	1,502,863	Note 3
		Fidelity US High Yield Fund	-	Available-for-sale financial assets	535	206,588	-	178,560	Note 3
		MFS Meridian Funds - Strategic Income Fund	-	Available-for-sale financial assets	316	132,592	-	136,748	Note 3
		PCA Asia Pacc Infrastructure Fund	-	Available-for-sale financial assets	3,061	30,000	-	30,024	Note 3
		Fuh Hwa global Fixed Income FOFs Fund	-	Available-for-sale financial assets	2,492	30,000	-	29,875	Note 3
		Fidelity European High Yield Fund	-	Available-for-sale financial assets	324	126,425	-	125,076	Note 3
		Parvest Europe Convertible Bond Fond	-	Available-for-sale financial assets	78	443,097	-	423,755	Note 3
		JPMorgan Funds - Global Convertibles Fund (EUR)	-	Available-for-sale financial assets	868	491,450	-	473,549	Note 3
		Fuh-Hwa Aegis Fund	-	Available-for-sale financial assets	17,813	234,684	-	229,905	Note 3
		AGI Global Quantitative Balanced Fund	-	Available-for-sale financial assets	20,000	232,731	-	227,800	Note 3
		Capital Value Balance Fund	-	Available-for-sale financial assets	11,285	200,000	-	183,517	Note 3
		Fuh Hwa Life Goal Fund	-	Available-for-sale financial assets	8,074	120,000	-	133,065	Note 3
		Fuh Hwa Asia Pacific Balanced	-	Available-for-sale financial assets	7,764	100,000	-	80,901	Note 3
		Asia-Pacific Mega - Trend Fund	-	Available-for-sale financial assets	13,059	175,000	-	155,402	Note 3
		AIG Flagship Global Balanced Fund of Funds	-	Available-for-sale financial assets	25,679	350,000	-	333,316	Note 3
		Franklin Templeton Global Bond Fund of Funds	-	Available-for-sale financial assets	18,967	210,000	-	232,509	Note 3
		Cathay Global Aggressive Fund of Funds	-	Available-for-sale financial assets	15,570	210,000	-	188,082	Note 3
		Polaris Global Emerging Market Funds	-	Available-for-sale financial assets	12,161	180,000	-	157,237	Note 3
		HSBC Global Fund of Bond Funds	-	Available-for-sale financial assets	22,838	250,000	-	256,996	Note 3
		JPM (Taiwan) JF Balanced Fund	-	Available-for-sale financial assets	2,462	50,000	-	46,977	Note 3
		MFS Meridian Funds - Global Equity Fund (A1 class)	-	Available-for-sale financial assets	253	262,293	-	211,999	Note 3
		Fidelity Fds International	-	Available-for-sale financial assets	128	163,960	-	118,475	Note 3
		Fidelity Fds America	-	Available-for-sale financial assets	937	163,960	-	127,551	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	-	Available-for-sale financial assets	303	165,640	-	120,726	Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	-	Available-for-sale financial assets	173	131,920	-	99,034	Note 3
		Fidelity Fds Emerging Markets	-	Available-for-sale financial assets	144	122,175	-	76,773	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	-	Available-for-sale financial assets	13	162,990	-	101,897	Note 3
		Fidelity Euro Balanced Fund	-	Available-for-sale financial assets	794	506,139	-	422,113	Note 3
		Fidelity Fds World	-	Available-for-sale financial assets	295	171,568	-	117,733	Note 3
		Fidelity Fds Euro Blue Chip	-	Available-for-sale financial assets	259	233,543	-	157,890	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	-	Available-for-sale financial assets	171	178,920	-	132,186	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	-	Available-for-sale financial assets	230	180,886	-	149,818	Note 3
		JPM (Taiwan) Global Balanced Fund	-	Available-for-sale financial assets	11,121	155,000	-	162,385	Note 3

(Continued)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	-	Held-to-maturity financial assets	-	$150,000	-	$150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007 - B Issue	-	Held-to-maturity financial assets	-	100,000	-	100,000	Note 6
		Mega Financial Holding 1st Unsecured Corporate Bond 2007 - B Issue	-	Held-to-maturity financial assets	-	200,000	-	200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 6
		Formosa Petrochemical Corp.	-	Held-to-maturity financial assets	-	99,870	-	99,870	Note 6
		Taiwan Power Company 3rd Boards in 2008	-	Held-to-maturity financial assets	-	149,939	-	149,939	Note 6
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	-	Held-to-maturity financial assets	-	100,000	-	100,000	Note 6
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	-	Held-to-maturity financial assets	-	99,581	-	99,581	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	-	Held-to-maturity financial assets	-	49,933	-	49,933	Note 6
		Taiwan Power Company 5th Boards in 2008	-	Held-to-maturity financial assets	-	272,725	-	272,725	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-A Issue in 2007	-	Held-to-maturity financial assets	-	100,028	-	100,028	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	-	Held-to-maturity financial assets	-	300,861	-	300,861	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	408,127	-	408,127	Note 6
		Taiwan Power Company 3rd Boards in 2006	-	Held-to-maturity financial assets	-	201,154	-	201,154	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	-	Held-to-maturity financial assets	-	181,450	-	181,450	Note 6
		Formosa Petrochemical Corporation Bond Issue in 2006	-	Held-to-maturity financial assets	-	201,543	-	201,543	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	204,898	-	204,898	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	-	Held-to-maturity financial assets	-	404,570	-	404,570	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	-	Held-to-maturity financial assets	-	103,915	-	103,915	Note 6
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	-	Held-to-maturity financial assets	-	52,106	-	52,106	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	103,190	-	103,190	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	-	Held-to-maturity financial assets	-	201,266	-	201,266	Note 6
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	-	Held-to-maturity financial assets	-	99,884	-	99,884	Note 6
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	199,683	-	199,683	Note 6

(Continued)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	-	Held-to-maturity financial assets	-	$100,032	-	$100,032	Note 6
		China Development Industrial B	-	Held-to-maturity financial assets	-	198,107	-	198,107	Note 6
		Cathay United Bank 9th Financial Debentures - 03 Issue in 2004	-	Held-to-maturity financial assets	-	199,964	-	199,964	Note 6
		China Development Industrial Bank 5th Financial Debentures issue in 2006	-	Held-to-maturity financial assets	-	198,576	-	198,576	Note 6
		TaipeiFubon Bank 1st Financial Debentures - BA Issue in 2006	-	Held-to-maturity financial assets	-	100,609	-	100,609	Note 6
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	-	Held-to-maturity financial assets	-	4,700	-	4,700	Note 6

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295	284,073	42	284,073	Note 1
		N.T.U. Innovation Incubation Corporation	-	Financial assets carried at cost	1,200	12,000	9	11,962	Note 1

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	-	Available-for-sale financial assets	3,306	50,000	-	50,013	Note 3
		IBT Bond Fund	-	Available-for-sale financial assets	3,694	50,000	-	50,014	Note 3
		Fuh Hwa Global Short-term Income Fund	-	Available-for-sale financial assets	4,850	50,000	-	50,000	Note 3

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,798	100	1,798	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,099	100	1,099	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	7,419	100	7,419	Note 1
		eASPNet Inc.	-	Financial assets carried at cost	1,000	-	2	-	Note 1
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost	374	3,450	10	6,478	Note 1

3	Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	12,917	100	12,917	Note 1
		Cathy Global Aggressive Fund of Fund	-	Available-for-sale financial assets	1,233	15,000	-	14,900	Note 3
		Cathy Global Infrastructure Fund	-	Available-for-sale financial assets	1,418	15,000	-	11,518	Note 3

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	12,912	100	12,912	Note 1

14	Chunghwa Investment Co., Ltd	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	111,269	54	111,269	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	37,043	28	37,043	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	14,645	43	14,645	Note 1
		Chunghwa Investment Holding (CIH)	Subsidiary	Investments accounted for using equity method	589	10,954	100	10,954	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	20,156	4	20,510	Note 1
		Digimax Inc.	-	Financial assets carried at cost	2,000	34,218	4	16,126	Note 1

(Continued)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		ChipSiP Technology Co.	-	Financial assets carried at cost	923	$25,508	3	$13,941	Note 1
		iD Branding Ventures	-	Financial assets carried at cost	2,500	25,000	3	23,759	Note 1
		Crystal Media Inc. Co.	-	Financial assets carried at cost	1,000	11,668	5	6,604	Note 1
		Giga Solar Materials Corporation	-	Financial assets carried at cost	500	60,000	2	10,661	Note 1
		China Steel Corporation	-	Available-for-sale financial assets	244	7,170	-	7,305	Note 4
		Chi Mei Optoelectronics Corporation	-	Available-for-sale financial assets	20	332	-	337	Note 4
		Lite-On Technology Corp.	-	Available-for-sale financial assets	10	247	-	424	Note 4
		Asustek Computer Inc.	-	Available-for-sale financial assets	10	395	-	553	Note 4
		Orise Technology Co.	-	Available-for-sale financial assets	15	604	-	740	Note 4
		AU Optronics Corp.	-	Available-for-sale financial assets	16	509	-	492	Note 4
		Hon Hai Precision Ind. Co.	-	Available-for-sale financial assets	5	541	-	645	Note 4
		Tung Ho Steel Enterprise Corp.	-	Available-for-sale financial assets	20	682	-	682	Note 4
		Formosa Plastics Corporation	-	Available-for-sale financial assets	101	5,830	-	6,596	Note 4
		Fubon Financial Holding Co.	-	Available-for-sale financial assets	60	1,448	-	2,178	Note 4
		Cathay Financial Holding Co.	-	Available-for-sale financial assets	149	8,459	-	7,930	Note 4
		Asustek Computer Inc.	-	Available-for-sale financial assets	62	3,811	-	3,429	Note 4
		LARGAN Precision Co.	-	Available-for-sale financial assets	8	3,100	-	3,460	Note 4
		Dynapack International Technology Corp.	-	Available-for-sale financial assets	21	1,653	-	2,329	Note 4
		Taiwan Cement Corp.	-	Available-for-sale financial assets	10	3,283	-	3,610	Note 4
		Uni-President Enterprises Corp.	-	Available-for-sale financial assets	5	162	-	182	Note 4
		SINTEK Photronic Corp.	-	Available-for-sale financial assets	250	4,332	-	4,488	Note 4
		First Steamship Co.	-	Available-for-sale financial assets	67	2,641	-	2,568	Note 4
		Asia Optical Co., Inc.	-	Available-for-sale financial assets	103	5,719	-	5,923	Note 4
		Prime View International Co.	-	Available-for-sale financial assets	125	6,291	-	6,291	Note 4
		ZyXEL Communications Corporation	-	Available-for-sale financial assets	266	5,822	-	5,803	Note 4
		Woei Mon Industry Co.	-	Available-for-sale financial assets	87	1,872	-	1,670	Note 4
		Anpec Electronics Corporation	-	Available-for-sale financial assets	223	7,724	-	7,543	Note 4
		advanced power electronics Corp.	-	Available-for-sale financial assets	60	1,738	-	1,864	Note 4
		Far Eastern Department Stores	-	Available-for-sale financial assets	71	2,201	-	2,259	Note 4
		Wei Chuan Foods Corp.	-	Available-for-sale financial assets	140	5,847	-	5,887	Note 4
		Faraday Technology Corp.	-	Available-for-sale financial assets	40	2,193	-	2,333	Note 4
		Gemtek Technology Co.	-	Available-for-sale financial assets	35	1,815	-	1,946	Note 4
		Wistron NeWeb Corporation	-	Available-for-sale financial assets	15	642	-	624	Note 4
		China Airlines Ltd.	-	Available-for-sale financial assets	900	9,720	-	9,675	Note 4
		Swancor. Ind. Co.	-	Available-for-sale financial assets	107	5,579	-	8,468	Note 4
		Apex Biotechnology Corp.	-	Available-for-sale financial assets	143	7,855	-	8,750	Note 4
		Via Technologies, Inc.	-	Available-for-sale financial assets	116	4,452	-	2,761	Note 4
		Realtek Semiconductor Corp	-	Available-for-sale financial assets	61	4,400	-	4,560	Note 4
		ALi Corporation	-	Available-for-sale financial assets	70	4,404	-	4,786	Note 4
		PixArt Imaging Inc.	-	Available-for-sale financial assets	8	2,075	-	2,327	Note 4
		Richtek Technology Corp.	-	Available-for-sale financial assets	21	5,220	-	5,679	Note 4
		Global Unichip Corp.	-	Available-for-sale financial assets	26	4,124	-	3,981	Note 4
		Cyberlink Co.	-	Available-for-sale financial assets	25	3,089	-	3,327	Note 4
		Ralink Technology Corp.	-	Available-for-sale financial assets	71	6,646	-	6,459	Note 4
		ITE Tech. Inc	-	Available-for-sale financial assets	50	3,128	-	3,305	Note 4
		Optotech Corporation	-	Available-for-sale financial assets	120	3,243	-	3,426	Note 4
		Ene Technology Inc.	-	Available-for-sale financial assets	82	5,325	-	5,452	Note 4
		Sino-American Silicon Products Inc.	-	Available-for-sale financial assets	53	3,879	-	4,085	Note 4

(Continued)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		Solar Applied Materials Technology Corp.	-	Available-for-sale financial assets	82	$6,520	-	$5,916	Note 4
		Vanguard International Semiconductor Co.	-	Available-for-sale financial assets	220	3,434	-	3,080	Note 5
		C-Media Electronics Inc.	-	Available-for-sale financial assets	-	29	-	22	Note 4
		HTC Corporation	-	Available-for-sale financial assets	3	999	-	1,059	Note 4
		Hung Ching Development & Construction Co., Ltd.	-	Available-for-sale financial assets	15	1,742	-	1,928	Note 4
		Taiwan Semiconductor Co.	-	Available-for-sale financial assets	145	3,246	-	3,835	Note 4
		Tang Eng Iron Works Co.	-	Available-for-sale financial assets	160	5,225	-	5,016	Note 4
		Neo Solar Power Corp.	-	Available-for-sale financial assets	75	2,704	-	3,011	Note 4
		Unitech Electronic Co.	-	Available-for-sale financial assets	100	3,315	-	3,430	Note 4
		Pan Jit International Inc.	-	Available-for-sale financial assets	190	3,618	-	3,867	Note 4
		Lite-On Semiconductor Corp.	-	Available-for-sale financial assets	270	5,932	-	6,386	Note 4
		MediaTek Inc.	-	Available-for-sale financial assets	9	4,537	-	4,824	Note 4
		Elan Microelectronics Corp.	-	Available-for-sale financial assets	100	5,009	-	4,870	Note 4
		Prolific Technology Inc.	-	Available-for-sale financial assets	120	4,289	-	4,248	Note 4
		Ability Enterprise Co.	-	Available-for-sale financial assets	50	3,135	-	3,150	Note 4
		XinTec Inc.	-	Financial assets carried at cost	24	1,076	-	1,104	Note 1
		LightHouse Technology Co.	-	Financial assets carried at cost	34	1,299	-	2,001	Note 1
		J Touch Corporation.	-	Financial assets carried at cost	54	2,464	-	3,494	Note 1
		DelSolar Co., Ltd.	-	Financial assets carried at cost	113	5,376	-	5,459	Note 1
		Coxon Precise Industrial Co.	-	Financial assets carried at cost	80	5,594	-	6,808	Note 1
		CyberPower Systems, Inc.	-	Financial assets carried at cost	28	1,052	-	2,829	Note 1
		Taidoc Technology Corporation	-	Financial assets carried at cost	26	3,468	-	3,628	Note 1
		Tennrich International Corp.	-	Financial assets carried at cost	163	3,112	-	2,988	Note 1
		Subtron Technology Co.	-	Financial assets carried at cost	5	35	-	67	Note 1
		Huga Optotech Inc.	-	Financial assets carried at cost	61	1,415	-	1,898	Note 1
		Tatung Fine Chemicals Co.	-	Financial assets carried at cost	75	6,441	-	5,885	Note 1
		Join Well Technology Co.	-	Financial assets carried at cost	26	1,089	-	1,159	Note 1

		Beneficiary certificates (mutual)
		Cathay Bond Fund	-	Available-for-sale financial assets	4285	50,880	-	51,202	Note 3
		Jih Sun Bond Fund	-	Available-for-sale financial assets	2130	30,000	-	30,052	Note 3
		FSITC Bound Found	-	Available-for-sale financial assets	294	50,000	-	50,070	Note 3
		Fuh Hwa Yu-Li Found	-	Available-for-sale financial assets	3501	45,004	-	45,078	Note 3
		Cathay Global Money Market Found	-	Available-for-sale financial assets	1900	19,941	-	19,502	Note 3
		Fuh Hwa Global Fixed Income Found of Founds	-	Available-for-sale financial assets	1899	20,757	-	22,830	Note 3
		Cathay Cathay Found	-	Available-for-sale financial assets	408	5,000	-	5,628	Note 3
		W.I.S.R.E.Polaris CSI 300 Securities Investment Trust Fund		Available-for-sale financial assets	80	1,600	-	1,456	Note 3
		Advanced Power Electronics 1st Unsecured Convertible Bonds	-	Financial assets at fair value	5	543	-	536	Note 4
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	-	Financial assets at fair value	9	1,002	-	998	Note 4
		Taiwan Chi Cheng Enterprise Co., Ltd. 1st Unsecured Convertible Bond	-	Financial assets at fair value	30	2,976	-	3,060	Note 4
		Amtran Technology Company 3rd Unsecured Corporate Bond in 2007	-	Financial assets at fair value	55	6,447	-	6,388	Note 4

(Continued)

					September 30, 2009
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note
		Epistar Corporation Ltd. 3rd Convertible Bond	-	Financial assets at fair value	35		$3,732	-		$3,924	Note 4
		AU Optronics Corporation 3rd Unsecured Convertible Bonds	-	Financial assets at fair value	22		2,276	-		2,253	Note 4
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	-	Financial assets at fair value	60		6,412	-		6,219	Note 4
		K Laser Technology 1st Convertible Bond	-	Financial assets at fair value	11		1,125	-		1,131	Note 4
		Second Domestic Unsecured Convertible Bonds of Prime View International Co., Ltd.	-	Financial assets at fair value	35		4,174	-		4,186	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	-	Financial assets at fair value	40		4,351	-		4,500	Note 4
		Asia Optical’s Second Domestic Unsecured Convertible Bond	-	Financial assets at fair value	49		4,900	-		5,566	Note 4
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	-	Available-for-sale financial assets	500		51,496	-		51,500	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	-	Available-for-sale financial assets	500		51,532	-		51,675	Note 4
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	-	SG$	410,549 (18,046)	38	SG$	410,549 (18,046)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 3:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on September 30, 2009.

Note 4:	Market value was based on the closing price of September 30, 2009.

Note 5:	Showing at their original carrying amounts without the adjustments of fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	Available-for-sale financial assets	-	-	-	$-	126,106	$1,500,000	-	$-	$-	$-	126,106	$1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	-	-	97,388	1,500,000	128,513	2,000,000	96,247	1,500,000	1,491,213	8,787	129,654	2,008,787
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	-	-	-	-	108,849	1,500,000	-	-	-	-	108,849	1,500,000
		PCA Well Pool Fund	Available-for-sale financial assets	-	-	117,079	1,500,000	77,102	1,000,000	-	-	-	-	194,181	2,500,000
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	-	-	104,520	1,500,000	69,163	1,000,000	-	-	-	-	173,683	2,500,000
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	-	-	336	208,578	-	-	336	231,575	208,578	22,997	-	-
		Fidelity Fds Intl Bond	Available-for-sale financial assets	-	-	14,644	565,387	-	-	14,644	551,576	565,387	(13,811)	-	-
		Sinopia Alternative Funds - Global Bond Market Neutral Fund 600	Available-for-sale financial assets	-	-	-	623,332	-	-	-	684,208	647,917	36,291	-	-
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	-	-	100,000	618,404	-	-	100,000	671,052	618,104 (Note 4)	52,948	-	-
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	-	-	100,000	797,811	-	-	100,000	794,099	769,374 (Note 4)	24,725	-	-
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	-	-	100,000	717,909	-	-	100,000	696,522	710,886 (Note 4)	(14,364)	-	-
		Fuh Hwa Power Fund III	Available-for-sale financial assets	-	-	100,000	726,771	-	-	100,000	717,136	677,182 (Note 4)	39,954	-	-
		Parvest Europe convertible Bond Fund	Available-for-sale financial assets	-	-	39	287,400	-	-	39	320,925	287,400	33,525	-	-

		Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	-	-	-	-	-	262,500 (Note 2)	-	-	-	-	-	175,000 (Notes 2 and 5)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	-	-	-	-	-	200,000 (Note 2)	-	-	-	-	-	200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	-	-	-	-	-	200,000 (Note 2)	-	-	-	-	-	200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	-	-	-	-	-	400,000 (Note 2)	-	-	-	-	-	400,000 (Note 2)
		MLPC 1St Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	-	-	-	-	-	200,000 (Note 2)	-	-	-	-	-	200,000 (Note 2)
		Formosa Petrochemical Corporation 2Nd Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)
		TaipeiFubon Bank 1St Financial Debentures-BA Issue in 2006	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	-	-	-		$-	-		$200,000 (Note 2)	-	$-	$-	$-	-		$200,000 (Note 2)
		Nan Ya Company 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	-	-	-		-	-		100,000 (Note 2)	-	-	-	-	-		100,000 (Note 2)
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equipment	-	Equity-method investee	-	(SG$	106,432 4,736)	-	(SG$	302,629 13,366)	-	-	-	-	-	(SG$	410,549 18,046 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.

Note 2:	Stated at its nominal amounts.

Note 3:	The ending balance includes $1,251 thousand and $2,739 thousand which are investment loss recognized under equity method and cumulative translation adjustments, respectively.

Note 4:	The carrying amount of disposal was decreased by impairment losses.

Note 5:	The carrying amount of installment was deducted $87,500 thousand.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Type of Property	Transaction Date	Transaction Amount	Proceeds Collection Status	Prior Transaction Made by Related Counter-party				Counter-party	Nature of Relationship	Price Reference	Purpose of Acquisition	Other Terms
					Owner	Relationship	Transfer Date	Amount
Light Era Development Co., Ltd.	Land and buildings	2009.09.01	$610,000	All collected	-	-	-	$-	New Brilliance Asset Management Corp.	$-	Evaluation report of jointed firm	Construction sites	$-

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$4,067,833 (Note 3)	3	30-90 days	(Note 2)	(Note 2)	$(674,209)		(8)
				Sales	597,522 (Note 4)	-	30 days	(Note 2)	(Note 2)	382,723 (Note 6)		3
		CHIEF Telecom Inc.	Subsidiary	Purchase	228,951	-	30 days	(Note 2)	(Note 2)	(45,899)		(1)
				Sales	178,630 (Note 5)	-	30 days	(Note 2)	(Note 2)	21,227		-
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	362,686 (Note 7)	-	30 days	-	-	(212,492)		(2)
		Taiwan International Standard Electronics Co., Ltd.	Equity- method investee	Purchase	764,174	-	30-90 days	-	-	(718,339)		(8)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,068,219 (Note 3)	29	30-90 days	(Note 2)	(Note 2)	674,209		60
				Purchase	565,423 (Note 4)	5	30 days	(Note 2)	(Note 2)	(182,803 (Note 6	) )	(12)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	228,951	30	30 days	(Note 2)	(Note 2)	45,899		32
				Purchase	170,063 (Note 5)	25	30 days	(Note 2)	(Note 2)	(21,227)		(22)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	826,982 (Note 7)	38	30 days	-	-	212,492		73

Note	1: Excluding payment and receipts on behalf of other.

Note	2: Transaction terms were determined in accordance with mutual agreements.

Note	3: The difference was because Chunghwa classified the amount as property, plant and equipment and other current assets.

Note	4: The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note	5: The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.

Note	6: The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note	7: The difference was because Chunghwa classified the amount as property, plant and equipment.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue			Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts		Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. Chunghwa System Integration Co., Ltd.	Subsidiary Subsidiary	$382,723 124,623	7.71 10.92	$	- -	- -	$382,723 -	$	- -

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	929,214	8.55		-	-	25		-

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	212,492	2.30		-	-	38,174		-

Note:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2009
					September 30, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,279,942	$823,619	$236,451	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,936,402	(40,144)	(40,032)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and systems integration and other related professional investment	1,738,709	980,000	178,000	89	1,623,434	36,569	21,718	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	779,280	37,569	100	1,403,076	1,702	1,702	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	721,879	28,332	2,612	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	464,265	(42,464)	(55,246)	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	439,382	13,991	11,660	Subsidiary
		InfoExplorer Co., Ltd.	Banqiae City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	-	22,498	49	282,652	8,417	(847)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	226,291	9,359	9,359	Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	161,091	49,819	50,546	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	91,239	-	30	271,002	(5,317)	(1,772)	Equity-method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	88,842	12,831	3,849	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	69,682	21,306	686	Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	68,410	(6,406)	(6,307)	Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	52,532	12,452	7,420	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	-	3,429	30	40,060	(66,491)	(19,947)	Equity-method investee
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	11,388	(3,397)	(3,397)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	- (Note 3)	- (Note 3)	-	100	- (Note 3)	-	- (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	- (Note 3)	- (Note 3)	-	100	- (Note 3)	-	- (Note 3)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,295	42	284,073	84,843	36,669	Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2009
					September 30, 2009		December 31, 2008		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,798		$(166)			$(166)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100	(US$	1,099 265)	(HK$	(89 -21	) )	(HK$	(89 -21	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,419 231)	(US$	956 29)		(US$	956 29)		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	12,917 402)	(US$	32 1)		(US$	32 1)		Subsidiary

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	12,912 401)	(US$	32 1)		(US$	32 1)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	106,432 4,736)	-	38	(SG$	410,549 18,046)	(SG$	(3,274) -145)		(SG$	(1,251 -55	) )	Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		111,269		(6,817)			(3,664)		Subsidiary
		Chunghwa Investment Holding	Burnei	General investment	(US$	20,000 589)	(US$	20,000 589)	589	100	(US$	10,954 341)	(US$	(39 -1	) )	(US$	(39 -1	) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		37,043		4,433			1,259		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43	(US$	14,645 440)		-			-		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		20,156		13,991			147		Equity-method investee

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except Senao International Co., Ltd.

Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of September 30, 2009		Accumulated Inward Remittance of Earnings as of September 30, 2009
							Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	16,179 (500)	$-	$-	$ US$	16,179 (500)	100%	$ US$	32 (1)	$ US$	12,912 (401)	$-

Accumulated Investment in Mainland China as of September 30, 2009	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 US$ (500)	$16,179 US$ (500)	$389,004 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Nine months ended September 30, 2009

Revenues from external customers	$53,045,776	$55,363,190	$16,635,358	$11,409,083	$143,052	$-	$136,596,459
Intersegment revenues (Note 2)	9,816,884	1,422,484	517,217	1,064,383	347	(12,821,315)	-

Total revenues	$62,862,660	$56,785,674	$17,152,575	$12,473,466	$143,399	$(12,821,315)	$136,596,459

Segment income (Note 3)	$13,244,007	$23,104,810	$6,752,642	$1,804,690	$(192,247)	$-	$44,713,902

Segment assets	$233,960,934	$57,597,446	$15,560,379	$17,990,876	$8,170,152	$-	$333,279,787

Nine months ended September 30, 2008

Revenues from external customers	$54,581,496	$56,754,491	$16,559,100	$11,997,170	$165,228	$-	$140,057,485
Intersegment revenues (Note 2)	8,645,718	1,377,655	402,755	1,084,668	830	(11,511,626)	-

Total revenues	$63,227,214	$58,132,146	$16,961,855	$13,081,838	$166,058	$(11,511,626)	$140,057,485

Segment income (Note 3)	$13,839,939	$24,651,534	$7,793,237	$2,095,796	$(127,983)	$-	$48,252,523

Segment assets	$241,126,508	$62,526,699	$15,784,401	$17,328,566	$7,902,366	$-	$344,668,540

The reconciliation of the total reportable segments’ measures of profit or loss to Chunghwa’s income before income taxes was as follow:

	Nine Months Ended September 30
Profit or Loss	2009	2008

Segment income of reportable of segments	$44,906,149	$48,380,506
Segment losses of others	(192,247)	(127,983)
Interest income	388,762	1,394,905
Equity in earnings of equity method investees	218,455	364,603
Other income	653,209	702,325
Interest expense	(2,775)	(404)
General expense	(2,563,019)	(2,511,233)
Other expense	(546,955)	(900,930)

Income before income tax	$42,861,579	$47,301,789

(Continued)

Note 1:	The major business segments operated by the Company are domestic fixed communications business, mobile communications business, internet business, international fixed communications business, and other service.

Note 2:	Inter-division revenues from goods and services.

Note 3:	Represents revenues minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general expense, interest expense and other expense.

Note 4:	Represents tangible assets used by the industry segment, excluding:

a.	Assets maintained for general corporate purposes.

b.	Advances or loans to another industry segment.

c.	Long-term investments accounted for using equity method.

Note 5:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) Internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41” ) starting from September 1, 2009. For the comparative purpose, the segments information for the nine months ended September 30, 2008 was presented in accordance with SFAS No. 41.

(Concluded)

Exhibit 3
Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2009 and 2008 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2009 and 2008, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements as of and for the nine months ended September 30, 2009 and 2008 of certain subsidiaries have not been reviewed. The total assets of these subsidiaries were 2.53% (NT$10,972,584 thousand) and 1.36% (NT$6,592,577 thousand), and the total liabilities of these subsidiaries were 4.57% (NT$2,567,970 thousand) and 1.68% (NT$1,589,659 thousand), of the related consolidated amounts as of September 30, 2009 and 2008, respectively. The total revenues of these subsidiaries were 1.61% (NT$2,373,528 thousand) and 0.68% (NT$1,030,020 thousand) of the related consolidated revenues for the nine months ended September 30, 2009 and 2008, respectively and their net losses were NT$322,787 thousand and NT$867,623 thousand for the nine months ended September 30, 2009 and 2008, respectively. Further, as discussed in Note 12 to the consolidated financial statements, the financial statements as of and for the nine months ended September 30, 2009 and 2008 of certain equity method investees have not been reviewed. The aggregate carrying values of these equity method investees were NT$1,687,889 thousand and NT$1,942,367 thousand as of September 30, 2009 and 2008, respectively, and the equity in earnings (losses) were NT$(30,742) thousand and NT$47,800 thousand for the nine months ended September 30, 2009 and 2008, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings. The Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

October 26, 2009

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$55,759,268	13	$103,129,705	21
Financial assets at fair value through profit or loss (Notes 2 and 5)	68,800	-	95,439	-
Available-for-sale financial assets (Notes 2 and 6)	16,578,732	4	15,038,833	3
Held-to-maturity financial assets (Notes 2 and 7)	754,882	-	35,033	-
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,878,069 in 2009 and $3,091,726 in 2008 (Notes 2 and 8)	11,610,519	3	11,655,831	2
Receivables from related parties (Note 28)	118,730	-	237	-
Other monetary assets (Notes 2 and 9)	2,713,938	1	3,756,135	1
Inventories, net (Notes 2, 10 and 20)	4,134,120	1	3,370,653	1
Deferred income tax assets (Notes 2 and 25)	108,408	-	423,553	-
Restricted assets (Notes 29 and 30)	118,949	-	3,366	-
Other current assets (Notes 11 and 20)	6,915,609	1	7,411,158	2

Total current assets	98,881,955	23	144,919,943	30

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,678,889	-	1,942,367	-
Financial assets carried at cost (Notes 2 and 13)	2,440,313	1	2,261,498	1
Held-to-maturity financial assets (Notes 2 and 7)	4,331,829	1	1,315,061	-
Other monetary assets (Notes 14 and 30)	1,000,000	-	1,000,000	-

Total long-term investments	9,451,031	2	6,518,926	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	101,474,007	23	102,072,994	21
Land improvements	1,514,307	-	1,487,827	-
Buildings	63,096,081	15	62,872,535	13
Computer equipment	15,874,565	4	15,234,421	3
Telecommunications equipment	652,099,994	150	643,338,790	133
Transportation equipment	2,235,040	1	2,734,161	1
Miscellaneous equipment	7,324,772	2	7,397,229	2

Total cost	843,618,766	195	835,137,957	173
Revaluation increment on land	5,810,342	1	5,820,548	1

	849,429,108	196	840,958,505	174
Less: Accumulated depreciation	553,042,029	128	538,177,654	111

	296,387,079	68	302,780,851	63
Construction in progress and advances related to acquisition of equipment	15,330,891	4	16,690,721	3

Property, plant and equipment, net	311,717,970	72	319,471,572	66

INTANGIBLE ASSETS (Note 2)
3G concession	6,924,631	2	7,673,240	2
Goodwill	278,488	-	226,257	-
Others	562,423	-	483,609	-

Total intangible assets	7,765,542	2	8,383,106	2

OTHER ASSETS
Leased assets (Note 29)	1,059,796	-	439,496	-
Idle assets (Note 2)	957,934	-	962,756	-
Refundable deposits	1,479,661	1	1,291,953	-
Deferred income tax assets (Notes 2 and 25)	1,275,299	-	1,540,655	1
Restricted assets (Note 29)	59,208	-	8,532	-
Others	1,087,820	-	888,562	-

Total other assets	5,919,718	1	5,131,954	1

TOTAL	$433,736,216	100	$484,425,501	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$790,000	-	$244,000	-
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	2,401	-	1,424,815	-
Trade notes and accounts payable (Note 20)	8,293,481	2	8,677,566	2
Payables to related parties (Note 28)	764,241	-	210,810	-
Income tax payable (Notes 2 and 25)	2,351,985	-	3,283,178	1
Accrued expenses (Note 17)	13,136,089	3	11,019,769	2
Dividends payable (Note 21)	-	-	40,716,130	9
Current portion of long-term loans (Note 19)	113,426	-	6,300	-
Other current liabilities (Notes 2, 18, 20, 28, and 31)	16,244,454	4	15,239,416	3

Total current liabilities	41,696,077	9	80,821,984	17

NONCURRENT LIABILITIES
Long-term loans (Note 19)	256,786	-	31,540	-
Deferred income	2,414,029	1	1,910,575	-

Total noncurrent liabilities	2,670,815	1	1,942,115	-

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	-	94,986	-

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	5,205,828	1	5,121,009	1
Customers’ deposits	6,043,093	2	6,243,266	2
Others	436,293	-	410,363	-

Total other liabilities	11,685,214	3	11,774,638	3

Total liabilities	56,147,092	13	94,633,723	20

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 21 and 23)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 10,666,489 thousand shares in 2009 and 9,557,777 thousand shares in 2008	106,664,890	25	95,577,769	20

Preferred stock $10 par value	-	-	-	-

Capital stock to be issued	-	-	20,505,867	4

Additional paid-in capital
Capital surplus	169,496,289	39	179,193,097	37
Donated capital	13,170	-	13,170	-
Equity in additional paid-in capital reported by equity-method investees	3	-	3	-

Total additional paid-in capital	169,509,462	39	179,206,270	37

Retained earnings:
Legal reserve	56,987,241	13	52,859,566	11
Special reserve	2,675,894	-	2,675,419	-
Unappropriated earnings	33,170,864	8	32,789,828	7

Total retained earnings	92,833,999	21	88,324,813	18

Other adjustments
Cumulative translation adjustments	14,583	-	14,824	-
Unrecognized net loss of pension	(5)	-	(85)	-
Unrealized loss on financial instruments	(757,816)	-	(2,634,740)	-
Unrealized revaluation increment	5,812,879	1	5,823,085	1

Total other adjustments	5,069,641	1	3,203,084	1

Total equity attributable to stockholders of the parent	374,077,992	86	386,817,803	80

MINORITY INTEREST IN SUBSIDIARIES	3,511,132	1	2,973,975	-

Total stockholders’ equity	377,589,124	87	389,791,778	80

TOTAL	$433,736,216	100	$484,425,501	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 26, 2009)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

NET REVENUES (Note 28)	$147,234,655	100	$151,861,765	100

OPERATING COSTS (Note 28)	82,942,804	57	84,297,018	55

GROSS PROFIT	64,291,851	43	67,564,747	45

OPERATING EXPENSES (Note 28)
Marketing	15,938,063	11	15,747,992	10
General and administrative	2,799,267	2	2,685,617	2
Research and development	2,322,231	1	2,238,437	2

Total operating expenses	21,059,561	14	20,672,046	14

INCOME FROM OPERATIONS	43,232,290	29	46,892,701	31

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	404,157	-	1,433,029	1
Valuation gain on financial instruments, net	122,848	-	-	-
Foreign exchange gain, net	64,643	-	-	-
Dividends income	53,816	-	108,413	-
Equity in earnings of equity method investees, net	-	-	47,800	-
Gain on disposal of financial instruments, net	-	-	392,178	1
Others	492,110	1	282,954	-

Total non-operating income and gains	1,137,574	1	2,264,374	2

NON-OPERATING EXPENSES AND LOSSES
Loss arising from natural calamities	186,271	-	-	-
Loss on disposal of financial instruments, net	146,989	-	-	-
Impairment loss on assets	85,349	-	15,000	-
Loss on disposal of property, plant and equipment, net	31,706	-	57,318	-
Equity in losses of equity method investees, net	30,742	-	-	-
Interest expense	11,578	-	3,322	-
Foreign exchange loss, net	-	-	9,572	-
Valuation loss on financial instruments, net	-	-	736,667	1
Others	121,546	-	98,558	-

Total non-operating expenses and losses	614,181	-	920,437	1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

INCOME BEFORE INCOME TAX	$43,755,683	30	$48,236,638	32

INCOME TAX EXPENSE (Notes 2 and 25)	9,974,950	7	11,093,373	8

CONSOLIDATED NET INCOME	$33,780,733	23	$37,143,265	24

ATTRIBUTED TO
Stockholders of the parent	$33,178,919	23	$36,522,087	24
Minority interests	601,814	-	621,178	-

	$33,780,733	23	$37,143,265	24

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$4.42	$3.42	$4.88	$3.77

Diluted earnings per share	$4.41	$3.41	$4.87	$3.76

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 26, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$33,780,733	$37,143,265
Provision for doubtful accounts	360,721	396,859
Depreciation and amortization	27,356,475	28,681,878
Amortization of premium (discount) of financial assets	11,171	(1,125)
Valuation loss on inventory	1,112	39,556
Valuation (gain) loss on financial instruments, net	(122,848)	736,667
Loss (gain) on disposal of financial instruments, net	146,989	(392,178)
Loss on disposal of property, plant and equipment, net	31,706	57,318
Loss on disposal of leased assets	24	9
Gain from obsolescence of deferred charges	(17,210)	-
Equity in loss (earnings) of equity method investees, net	30,742	(47,800)
Dividends received from equity investees	89,279	217,176
Loss arising from natural calamities	186,271	-
Impairment loss on assets	85,349	15,000
Deferred income taxes	297,892	(458,109)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	188,221	451,275
Trade notes and accounts receivable	(1,036,319)	(590,548)
Receivables from related parties	(42,626)	(125,293)
Other monetary assets	(541,119)	3,316,491
Inventories	(175,156)	(653,191)
Other current assets	(2,560,131)	(3,485,117)
Increase (decrease) in:
Financial liabilities held for trading	62	-
Trade notes and accounts payable	(2,915,730)	(3,009,030)
Payables to related parties	148,813	177,474
Income tax payable	(3,336,651)	(4,014,301)
Accrued expenses	(3,383,119)	(4,445,583)
Other current liabilities	500,344	292,664
Deferred income	351,904	405,424
Accrued pension liabilities	29,824	1,201,832

Net cash provided by operating activities	49,466,723	55,910,613

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial asset at fair value through profit or loss	(33,625)	-
Proceeds from disposal of designated financial asset at fair value through profit or loss	47,541	-
Acquisition of available-for-sale financial assets	(7,376,132)	(6,619,406)
Proceeds from disposal of available-for-sale financial assets	6,885,292	6,771,626
Acquisition of held-to-maturity financial assets	(1,948,505)	(852,383)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008
Proceeds from disposal of held-to-maturity financial assets	$664,160	$652,863
Acquisition of financial assets carried at cost	(8,946)	(230,000)
Proceeds of disposal of financial assets carried at cost	285,859	384,017
Acquisition of investments accounted for using equity method	(559,725)	(163,009)
Proceeds from disposal of long-term investments	-	44,256
Acquisition of property, plant and equipment	(16,558,674)	(18,333,215)
Proceeds from disposal of property, plant and equipment	32,443	5,014
Increase in intangible assets	(148,467)	(142,896)
Increase in restricted assets	(63,286)	(3,058)
Increase in other assets	(1,171,074)	(287,761)

Net cash used in investing activities	(19,953,139)	(18,773,952)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	512,000	208,000
Repayment of long-term loans	(91,867)	(37,280)
Increase in long-term loans	400,000	-
Decrease in customers’ deposits	(77,021)	(76,311)
Decrease in other liabilities	(184,218)	(331,819)
Cash dividends paid	(37,138,775)	(486,047)
Remuneration to board of directors and supervisors and bonus to employees	-	(47,018)
Capital reduction	(19,115,554)	(9,557,777)
Proceeds from exercise of employee stock option	47,618	59,944

Net cash used in financing activities	(55,647,817)	(10,268,308)

EFFECT OF EXCHANGE RATE CHANGES	(7,538)	15,159

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	612,874	13,192

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,528,897)	26,896,704

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	81,288,165	76,233,001

CASH AND CASH EQUIVALENTS, END OF PERIOD	$55,759,268	$103,129,705

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$8,033	$3,536

Income tax paid	$13,011,011	$15,546,066

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008

NON-CASH FINANCING ACTIVITIES
Dividends payable	$-	$40,716,130

Current portion of long-term loans	$113,426	$6,300

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$15,209,269	$17,299,950
Payables to suppliers	1,378,149	883,675
Prepayments for equipment	(28,744)	149,590

	$16,558,674	$18,333,215

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the preliminary data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,793
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for equity method	71,921
Financial assets carried at cost	156,764
Property, plant, and equipment	86,826
Identifiable intangible assets	24,439
Refundable deposits	7,329
Other assets	15,133
Financial liabilities at fair value through profit or loss	(66)
Current portion of short-term loans and long-term loans	(26,077)
Trade notes and accounts payable	(26,038)
Other current liabilities	(18,834)
Noncurrent liabilities	(25,789)

Subtotal	1,955,078
Minority interest	(94,207)

Total	1,860,871
Percentage of additional ownership	40%

744,348
Goodwill	14,361

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 26, 2009)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and GSM, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% of the shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) will enter into liquidation process upon receiving the local government authorization. This procedure is still in the application phase as of the date of the review report.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% of the shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment activities.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% of the shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale. On October 2, 2009, the board of directors of LED resolved to acquire 100% shares of Yao Yong Real Property Co., Ltd., and authorized the chairman of Light Era Development Co., Ltd to negotiate and sign the stock acquisition contract as well as proceed with the follow-up procedures.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008 and increased its investment in CHTS for $610,659 thousand in July 2009. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half shares of seats of the board of directors of IFE on January 20, 2009. IFE’s financial results have been consolidated with Chunghwa from January 20, 2009.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, telecommunication valued-added services, and system integration. Chunghwa acquired additional 40% of the shares of CHI on September 9, 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of Chunghwa Investment Co., Ltd. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

As of September 30, 2009 and 2008, Chunghwa and its subsidiaries (“the Company”) had 27,397 and 27,146 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2009:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations” - the accounting treatment of purchase method when acquiring the information of its subsidiaries.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which Chunghwa’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the nine months ended September 30, 2009 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, New Prospect and Prime Asia. The consolidated financial statements for the nine months ended September 30, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the nine months ended September 30, 2009 and 2008 for the following subsidiaries have not been reviewed: CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), GHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC New Prospect and Prime Asia, as of and for the nine months ended September 30, 2009; CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, New Prospect and Prime Asia, as of and for the nine months ended September 30, 2008. The total assets of the above subsidiaries were 2.53% (NT$10,972,584 thousand) and 1.36% (NT$6,592,577 thousand), and the total liabilities of the above subsidiaries were 4.57% (NT$2,567,970 thousand) and 1.68% (NT$1,589,659 thousand), of the related consolidated amounts as of September 30, 2009 and 2008, respectively. The aggregate total revenues for these subsidiaries were 1.61% (NT$2,373,528 thousand) and 0.68% (NT$1,030,020 thousand), respectively, of the related consolidated amounts for the nine months ended September 30, 2009 and 2008 and their net losses were NT$322,787 thousand and NT$867,623 thousand for the nine months ended September 30, 2009 and 2008, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

As LED engages mainly in development of property for rent and sale, its operating cycle is over one year, and therefore the assets and liabilities over the operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper, bonds with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when Chunghwa loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisitions are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Beginning from 2008, the Company classified certain land as land held for development within inventories. Prior to 2008, such land was classified as part of property, plant, and equipment. Such land is stated at the lower of cost or market value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G license is valid through December 31, 2018. The 3G Concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains ( losses) and curtailment or settlement gains ( losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purpose, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the nine months ended September 30, 2008 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s consolidated net income and basic earnings per share (after income tax) for the nine months ended September 30, 2009. The Company reclassified non-operating losses of $35,492 thousand to operating costs for the nine months ended September 30, 2009.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2009	2008
Cash
Cash on hand	$901,800	$496,509
Bank deposits	13,221,351	18,686,633
Negotiable certificate of deposit, annual yield rate - ranging from 0.15%-1.08% and 1.94%-2.643% for 2009 and 2008, respectively	38,450,635	63,761,675

	52,573,786	82,944,817
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.12%-0.945% and 1.96%-3.762% for 2009 and 2008, respectively	3,185,482	20,184,888

	$55,759,268	$103,129,705

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2009	2008
Derivatives - financial assets
Currency swap contracts	$30,039	$-
Index future contracts	-	95,359
Forward exchange contracts	-	80

	30,039	95,439
Designated financial asset at fair value through profit or loss
Convertible bonds	38,761	-

	$68,800	$95,439

Derivatives - financial liabilities
Forward exchange contracts	$2,387	$329,247
Index future contracts	14	258
Currency option contracts	-	1,095,310

	$2,401	$1,424,815

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on September 30, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
September 30, 2009

Currency swap contracts	USD/NTD	2009.10	USD	45,000/NTD1,477,195
Forward exchange contracts - buy	NTD/USD	2009.10	NTD	252,968

September 30, 2008

Forward exchange contracts - sell	EUR/USD	2008.11	EUR	6,550
	JPY/USD	2008.11	JPY	447,000
	GBP/USD	2008.11	GBP	2,140
	USD/EUR	2008.11	USD	2,131
	USD/GBP	2008.11	USD	327
	USD/NTD	2008.12	USD	320,000
Forward exchange contracts - buy	NTD/USD	2008.10	NTD	197,981

Outstanding index future contracts on September 30, 2009 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
September 30, 2009

TAIEX FUTURE	2009.11	1	NTD	1,481

Outstanding index future contracts on September 30, 2008 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
September 30, 2008

AMSTERDAM IDX FUT	2008.10	13	EUR	985
CAC40 10 EURO FUT	2008.10	14	EUR	576
IBEX 35 INDX FUTR	2008.10	7	EUR	761
DAX INDEX FUTURE	2008.12	3	EUR	454
MINI S&P/MIB FUT	2008.12	37	EUR	992
FTSE 100 IDX FUT	2008.12	19	GBP	966
TOPIX INDEX FUTURE	2008.11	36	JPY	437,364
S&P 500 FUTURE	2008.12	16	USD	5,009
S&P 500 EMINI FUTURE	2008.12	55	USD	3,403

As of September 30,2009 and 2008, the deposits paid for index future contracts were $77 thousand and $54,540 thousand.

The convertible bonds owned by CHI are hybrid financial instruments that shall be measured and designated as at fair value through profit or loss.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods in total. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman (included in “other current assets”) with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2009 were $64,677 thousand (including realized settlement loss of $50,720 thousand and valuation gain of $115,397 thousand) and net loss arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2008 was $344,473 thousand (including realized settlement gain of $423,852 thousand and valuation loss of $768,325 thousand.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2009	2008

Open-end mutual funds	$16,097,463	$14,139,555
Domestic listed stocks	224,479	—
Real estate investment trust fund	153,615	211,285
Corporate bonds	103,175	—
Foreign listed stocks	—	687,993

	$16,578,732	$15,038,833

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2009	2008

Balance, beginning of period	$(2,264,932)	$37,420
Impact on acquisition of subsidiaries	(2,147)	—
Recognized in stockholders’ equity	1,439,839	(2,974,776)
Transferred to profit or loss	69,424	302,617

Balance, end of period	$(757,816)	$(2,634,739)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and nil for the nine months ended September 30, 2009 and 2008, respectively. Chunghwa recorded impairment losses of $1,139,105 thousand for the year ended December 31, 2008.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2009	2008

Corporate bonds, nominal interest rate ranging from 0.752%-4.750% and 2.13%-2.95% for 2009 and 2008, respectively; effective interest rate ranging from 0.752%-2.95% and 2.13%-2.95% for 2009 and 2008, respectively	$4,384,755	$1,099,746
Financial institution bonds, nominal interest rate ranging from 1.95%-2.24% and 3.51% for 2009 and 2008, respectively; effective interest rate ranging from 1.14%-2.9% and 2.9%, respectively	697,256	202,570
Collateralized loan obligation, nominal and effective interest rates were both 2.175% for 2009 and 2008	4,700	47,778

	5,086,711	1,350,094
Less: Current portion	754,882	35,033

	$4,331,829	$1,315,061

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2009	2008

Balance, beginning of period	$3,050,691	$3,430,157
Provision for doubtful accounts	354,280	394,587
Impact on acquisition of subsidiaries	630	983
Accounts receivable written off	(527,532)	(734,001)

Balance, end of period	$2,878,069	$3,091,726

9.	OTHER MONETARY ASSETS

	September 30
	2009	2008

Accrued custodial receipts from other carriers	$573,121	$655,021
Receivable from disposal of financial instruments	135,780	1,217,525
Other receivable	2,005,037	1,883,589

	$2,713,938	$3,756,135

10.	INVENTORIES, NET

	September 30
	2009	2008

Merchandise	$2,109,190	$2,272,206
Work in process	741,619	359,179

	2,850,809	2,631,385
Land held under development	706,177	—
Land held for development	531,502	739,268
Payment for construction	45,632	—

	$4,134,120	$3,370,653

The operating costs related to inventories were $14,799,500 thousand (including the valuation loss on inventories of $1,112 thousand) and $17,554,609 thousand (including valuation loss on inventories of $39,556 thousand) for the nine months ended September 30, 2009 and 2008, respectively.

Land held under development on September 30, 2009 was for Wan-Xi project which is expected to be completed in 2012.

11.	OTHER CURRENT ASSETS

	September 30
	2009	2008
Prepaid expenses	$3,036,875	$3,186,026
Spare parts	2,453,230	2,762,710
Prepaid rents	876,379	890,640
Miscellaneous	549,125	571,782

	$6,915,609	$7,411,158

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2009		2008
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$464,265	40	$572,470	40
ST-2 Satellite Ventures Pte., Ltd. (“SSVP”)	410,549	38	-	-
Senao Networks, Inc. (“SNI”)	284,073	42	261,631	45
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	271,002	30	97,711	33
Skysoft Co., Ltd. (“SKYSOFT”)	88,842	30	81,022	30
KingWay Technology Co., Ltd. (“KWT”)	68,410	33	76,207	33
So-net Entertainment Co., Ltd.	40,060	30	-	-
Tatung Technology Inc.	37,043	28	-	-
PandaMonium Company Ltd.	14,645	43	-	-
Chunghwa Investment Co., Ltd. (“CHI”)	-	-	853,148	49
A-Kuei Publishing Co., Ltd. (“AKP”)	-	-	178	49

	$1,678,889		$1,942,367

PandaMonium Company Ltd. and Tatung Technology Inc are the subsidiaries of Chunghwa Investment Co., Ltd. They engage mainly in making animations and selling the product of SET TOP BOX, respectively.

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. By September 30, 2009, Chunghwa has invested $409,061 thousand. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91,239 thousand cash. Chunghwa participated in the capital increase of Viettel-CHT in September, 2009, by investing $197,088 thousand cash but its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa participated in So-net Entertainment Co., Ltd’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $1,678,889 thousand and $1,942,367 thousand as of September 30, 2009 and 2008, respectively. The net equity in earnings (losses) of such equity investees were $(30,742) thousand and $47,800 thousand for the nine months ended September 30, 2009 and 2008, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2009		2008
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	100,000	11	75,000	8
Giga Solar Materials Corp.	60,000	2	-	-
RPTI International (“RPTI”)	34,500	10	34,500	12
Digimax Inc.	34,218	4	-	-
ChipSip Technology Co.	25,508	3	-	-
N.T.U. Innovation Incubation	12,000	9	12,000	9
Crystal Media Inc.	11,668	5	-	-
Essence Technology Solution Inc. (“ETS”)	10,000	9	20,000	9
Tatung Fine Chemicals Co.	6,441	-	-	-
Coxon Precise Industrial Co.	5,594	-	-	-
DelSolar Co.	5,376	-	-	-
Taidoc Technology Corporation	3,468	-	-	-
3 Link Information Service Co.(3 Link”)	3,450	10	3,450	10
Cando Corporation	3,112	-	-	-
J Touch Corporation	2,464	-	-	-
Huga Optotech Inc.	1,415	-	-	-
LightHouse Technology Co.	1,299	-	-	-
Join Well Technology Co.	1,089	-	-	-
XinTec Inc.	1,076	-	-	-
CyberPower Systems, Inc.	1,052	-	-	-
Subtron Technology Co.,	35	-	-	-
eASPNet Inc.	-	2	-	2

	$2,440,313		$2,261,498

Chunghwa invested IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II completed its incorporation on February 13, 2008 and engages mainly in investment activities.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC has been overruled, and notified Chunghwa officially on May 5, 2008 that Chunghwa should dispose of all investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investment carried at cost, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand for the nine months ended September 30, 2008 and also recognized an impairment loss of $10,000 thousand in ETS in the fourth quarter in 2008.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFB”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	September 30
	2009	2008

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Fixed-Line Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. Therefore, CHSI has reclassified its investment to other financial assets and recognized a loss of $900 thousand for the three months ended March 31, 2008. As of December 31, 2008, TG has completed its dissolution process. CHSI received $29,585 thousand for the liquidation and recognized a loss of $415 thousand in 2008.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2009	2008

Cost
Land	$101,474,007	$102,072,994
Land improvements	1,514,307	1,487,827
Buildings	63,096,081	62,872,535
Computer equipment	15,874,565	15,234,421
Telecommunications equipment	652,099,994	643,338,790
Transportation equipment	2,235,040	2,734,161
Miscellaneous equipment	7,324,772	7,397,229

Total cost	843,618,766	835,137,957
Revaluation increment on land	5,810,342	5,820,548

	849,429,108	840,958,505

Accumulated depreciation
Land improvements	937,395	885,231
Buildings	17,139,884	16,054,604
Computer equipment	12,068,993	11,746,088
Telecommunications equipment	514,689,096	500,595,150
Transportation equipment	2,041,274	2,592,400
Miscellaneous equipment	6,165,387	6,304,181

	553,042,029	538,177,654

Construction in progress and advances related to acquisition of equipment	15,330,891	16,690,721

Property, plant and equipment, net	$311,717,970	$319,471,572

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of September 30, 2009, the unrealized revaluation increment was decreased to $5,812,879 thousand by disposal of some revaluated assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2009 and 2008 amounted to $26,458,254 thousand and $27,858,127 thousand, respectively. Capitalized interest expense for the nine months ended September 30, 2009 and 2008 amounted to $203 thousand and $722 thousand. The capitalized interest rates were 1.232%-1.604% and 2.787%-2.883%, respectively.

16.	SHORT-TERM LOANS

	September 30
	2009	2008

Secured loans - annual rate 0.68% and 2.796%-2.85% for 2009 and 2008, respectively	$488,000	$144,000
Unsecured loans - annual rate - 1.20%-1.32% for 2009 and 2.80%-2.85% for 2008, respectively	302,000	100,000

	$790,000	$244,000

17.	ACCRUED EXPENSES

	September 30
	2009	2008

Accrued salary and compensation	$7,138,741	$6,189,723
Accrued franchise fees	1,681,359	1,799,405
Accrued employees’ bonuses and remuneration to directors and supervisors	1,359,751	1,250,991
Other accrued expenses	2,956,238	1,779,650

	$13,136,089	$11,019,769

18.	OTHER CURRENT LIABILITIES

	September 30
	2009	2008

Advances from subscribers	$6,429,260	$6,279,793
Amounts collected in trust for others	2,571,507	2,679,407
Payables to constructors	1,847,980	953,902
Refundable customers’ deposits	1,027,932	964,655
Payables to equipment suppliers	946,391	1,314,034
Miscellaneous	3,421,384	3,047,625

	$16,244,454	$15,239,416

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2009	2008

Unsecured loans - annual rate - 2.01%-2.167%	$334,894	$-
Secured loans - annual rate 0.97%-1.26% and 1% for 2009 and 2008, respectively	35,318	37,840

	370,212	37,840
Less: Current portion of long-term loans	113,426	6,300

	$256,786	$31,540

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due January 2013.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three month from January 2009 and due April 2013.

CHI obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal are payable monthly from January 2007 and due December 2009. CHI obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are payable monthly from March 2009 and due February 2013.

20.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	September 30, 2009
	Within One Year	Over One Year	Total
Assets

Inventories	$-	$1,283,310	$1,283,310
Deferred expenses (classified as other current assets)	-	92,257	92,257
Restricted assets (classified as other assets - others)	-	99,804	99,804

	$-	$1,475,371	$1,475,371

Liabilities

Advance from of land and building (classified as other current liabilities)	$-	$272,447	$272,447

	September 30, 2008
	Within One Year	Over One Year	Total
Assets

Inventories	$-	$739,268	$739,268
Deferred expenses (classified as other current assets)	-	74,431	74,431

	$-	$813,699	$813,699

Liabilities

Trade notes and accounts payable	$333	$-	$333
Advance from of land and building (classified as other current liabilities)	-	150,215	150,215

	$333	$150,215	$150,548

21.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000, which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 10,666,488,999 shares are issued and outstanding as of September 30, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2009, the outstanding ADSs were 1,194,657 thousand units, which equaled approximately 119,466 thousand common shares and represented 11.20% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the nine months ended September 30, 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation and Distribution		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$-	$-
Special reserve	475	-	-	-
Reversal of special reserve	-	3,304	-	-
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	-	955,778	-	0.10
Employee bonus - cash	-	1,303,605	-	-
Employee bonus - stock	-	434,535	-	-
Remuneration to board of directors and supervisors	-	43,454	-	-

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the six months ended June 30, 2009.

Information on the appropriation of Chunghwa’s 2008 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The above mentioned 2009 capital increase proposal was effectively registered with SFB. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively registered with SFB. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with SFB. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock and the capital increase proposal was effectively registered with SFB.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with SFB. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

22.	SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price

2003.09.03	2003.10.17	3,981	$14.7
			(Original price $20.2)
2003.09.03	2004.03.04	385	17.6
			(Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0
			(Original price $11.6)
2004.12.01	2005.11.28	1,500	14.4
			(Original price $18.3)
2005.09.30	2006.05.05	10,000	13.3
			(Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6
			(Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2009 and 2008 was as follows:

	Stock Options Outstanding
	2009		2008
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$

Options outstanding, beginning of year	13,818	$26.34	18,592	$24.70
Options issued	-	-	-	-
Options exercised	(3,598)	12.61	(4,057)	13.59
Options expired	(360)	29.65	(383)	24.27

Options outstanding, end of September 30	9,860	30.57	14,152	26.09

Options exercisable, end of September 30	1,766		2,521

As of September 30, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$13.3	3,587	2.45	$12.98	1,636	$12.60
$14.4-$17.6	440	1.88	14.44	130	14.54
$42.6	5,833	4.17	42.60	-	-

As of September 30, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$14.3	7,104	3.34	$13.51	2,141	$13.44
$15.5-$18.9	1,000	2.55	15.61	380	15.74
$42.6	6,048	3.54	42.60	-	-

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2009 and 2008.

Had SENAO used the fair value based method to recognize the compensation cost there are no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the nine months ended September 30, 2009 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004

Expected dividend yield	1.49%	-	-	-	-
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Nine Months Ended September 30
	2009	2008
Balance, beginning of the period	-	110,068
Decrease	-	(110,068)

Balance, end of the period	-	-

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to receive dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2009
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,367,398	$7,351,704	$16,719,102
Insurance	742,604	578,181	1,320,785
Pension	1,227,592	912,047	2,139,639
Other compensation	6,249,314	4,248,104	10,497,418

	$17,586,908	$13,090,036	$30,676,944

Depreciation expense	$24,992,119	$1,466,135	$26,458,254

Amortization expense	$708,979	$172,970	$881,949

	Nine Months Ended September 30, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,214,436	$7,306,978	$16,521,414
Insurance	626,811	483,397	1,110,208
Pension	1,208,616	899,986	2,108,602
Other compensation	5,733,681	3,968,429	9,702,110

	$16,783,544	$12,658,790	$29,442,334

Depreciation expense	$26,294,870	$1,563,257	$27,858,127

Amortization expense	$655,275	$136,152	$791,427

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2009	2008
Income tax payable	$9,815,872	$11,278,113
Income tax - separated	56,089	225,403
Income tax - deferred	297,892	(458,109)
Adjustments of prior years’ income tax	(194,903)	47,966

Income tax	$9,974,950	$11,093,373

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	September 30
	2009	2008
Current
Deferred income tax assets:
Provision for doubtful accounts	$371,878	$486,122
Unrealized accrued expense	64,491	-
Unrealized foreign exchange loss	13,536	12,953
Valuation loss on inventory	13,500	13,057
Estimated warranty liabilities	10,863	11,034
Valuation (gain) loss on financial instruments, net	(18,574)	335,390
Loss carryforward	-	67,152
Other	19,985	34,977

	475,679	960,685
Valuation allowance	(367,271)	(537,132)

Net deferred income tax assets - current	$108,408	$423,553

Noncurrent
Accrued pension cost	$1,131,238	$1,394,153
Loss carryforward	120,985	77,263
Impairment loss	64,856	84,208
Investment tax credit	12,522	-
Loss on disposal of property, plant and equipment	898	16,498
Other	12,766	3,802

	1,343,265	1,575,924
Valuation allowance	(67,966)	(35,269)

Net deferred income tax assets - noncurrent	$1,275,299	$1,540,655

As of September 30, 2009, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$8,118	2011

Statute for Upgrading Industries	Personnel training expenditures	$690	2011
	Personnel training expenditures	3,786	2012
	Purchase of machinery and equipment	889	2011
	Purchase of machinery and equipment	1,577	2012

		$6,942

c.	As of September 30, 2009, loss carryforward of CHIEF, Unigate, SHE, CIYP and LED are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year

CHIEF	$22,609	$22,609	2013
	17,942	17,942	2014
	20,314	20,314	2015
	17,580	17,580	2016
	10,063	10,063	2017
	3,192	3,192	2018
	3,329	3,329	2019
Unigate	20	20	2017
	8	8	2018
SHE	5,223	3,517	2013
	1,578	1,578	2014
	5,009	5,009	2016
	922	922	2017
LED	6,383	6,383	2018
	8,519	8,519	2019

	$122,691	$120,985

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2009	2008

Balance of Imputation Credit Account (“ICA”) Chunghwa	$146,047	$13,820,421

The actual creditable rates distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.61% and 28.81%, respectively.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to September 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2007: CHIEF, Unigate, CHSI, SHE, CIYP, CHI and CHPT.

26.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
Nine months ended September 30, 2009

Basic EPS:
Income attributable to stockholders of the parent	$42,861,579	$33,178,919	9,696,808	$4.42	$3.42

Effect of dilutive potential common stock
SENAO’s stock options	(4,215)	(4,215)	-
Employee bonus	-	-	29,742

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$42,857,364	$33,174,704	9,726,550	$4.41	$3.41

Nine months ended September 30, 2008

Basic EPS
Income attributable to stockholders of the parent	$47,301,789	$36,522,087	9,696,808	$4.88	$3.77

Effect of dilutive potential common stock
SENAO’s stock options	(14,479)	(14,479)	-
Employee bonus	-	-	18,313

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$47,287,310	$36,507,608	9,715,121	$4.87	$3.76

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2009 and 2008 was due to the effect of potential common stock of stock options by SENAO.

The weighted-average number of outstanding shares for EPS calculation has been retroactively adjusted for employee stock bonuses issued in 2008 as a result of the distribution of 2007 earnings and the issuance of stock dividends. The retroactive adjustments caused the basic EPS before income tax and after income tax for the nine months ended September 30, 2008 to decrease from NT$4.95 to NT$4.88 and decrease from NT$3.82 to NT$3.77, respectively, and the diluted EPS before income tax and after income tax for the nine months ended September 30, 2008, to decrease from NT$4.94 to NT$4.87 and decrease from NT$3.81 to NT$3.76, respectively.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $2,185,913 thousand ($2,054,794 thousand subject to defined benefit plan and $131,119 thousand subject to defined contributed plan) and $2,168,945 thousand ($2,065,741 thousand subject to defined benefit plan and $103,204 thousand subject to defined contribution plan) for the years ended September 30, 2009 and 2008, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Equity- method investor of InfoExplorer
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of InfoExplorer
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2009		2008
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
III	$114,495	96	$—	—
Others	4,235	4	237	100

	$118,730	100	$237	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$718,339	94	$160,501	76
III	13,760	2	—	—
SNI	1,008	—	26,003	13
Others	15,722	2	4,328	2

	748,829	98	190,832	91

Payables to constructors
TISE	15,412	2	19,978	9

	$764,241	100	$210,810	100

	September 30
	2009		2008
	Amount	%	Amount	%
3) Advances from rent (include in other current liabilities)

SNI	$2,145	-	$2,688	-

	Nine Months Ended September 30
	2009		2008
	Amount	%	Amount	%
4) Revenues

III	$141,288	-	$-	-
So-net	49,174	-	-	-
SKYSOFT	25,677	-	24,682	-
Others	3,395	-	6,631	-

	$219,534	-	$31,313	-

5) Operating costs and expenses

TISE	$764,174	1	$396,925	1
STEF	15,574	-	8,652	-
ELTA	-	-	189,744	-
Others	12,421	-	8,093	-

	$792,169	1	$603,414	1

6) Non-operating income and gains

SNI	$19,409	2	$23,051	1
Others	7	-	-	-

	$19,416	2	$23,051	1

7) Acquisitions of property, plant and equipment

TISE	$780,611	5	$313,803	2
III	21,255	-	-	-

	$801,866	5	$313,803	2

SENAO rents out part of its plant to SNI. The rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI and STEF which were determined in accordance with mutual agreements.

29.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, SENAO, CHIEF, SHE, IFE and CHTS.

	September 30
	2009	2008

Property, plant and equipment, net	$661,144	$340,262
Leased assets, net	-	438,192
Restricted assets	78,353	11,898

	$739,497	$790,352

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2009, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $241,832 thousand.

b.	Acquisitions of telecommunications equipment of $20,044,776 thousand.

c.	Contract to print billing, envelopes and selling gifts of $79,313 thousand.

d.	LED has already contracted to advance sale of land for $1,697,816 thousand, and collected $272,447 thousand according to the contracts.

e.	For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

September 30, 2009

Restricted assets - bank deposits	$99,804
Land held under development	706,177

$805,981

f.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount

2009 (from October 1, 2009 to December 31, 2009)	$543,753
2010	1,538,210
2011	1,251,318
2012	975,486
2013 and thereafter	1,271,728

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

h.	A portion of the land used by Chunghwa during the period July 1, 1996 to September 30, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. Chunghwa had filed an appeal at the Taiwan High Court within the statutory period. As of the date of the review report, the appeal is still in process.

i.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s R.O.C. Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of NT$500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. Giga Media withdrew this civil action on October 2, 2009.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$55,759,268	$55,759,268	$103,129,705	$103,129,705
Financial assets at fair value through profit or loss	68,800	68,800	95,439	95,439
Available-for-sale financial assets	16,578,732	16,578,732	15,038,833	15,038,833
Held-to-maturity financial assets - current	754,882	754,882	35,033	35,033
Trade notes and accounts receivable, net	11,610,519	11,610,519	11,655,831	11,655,831
Receivables from related parties	118,730	118,730	237	237
Other current monetary assets	2,713,938	2,713,938	3,756,135	3,756,135
Restricted assets - current	118,949	118,949	3,366	3,366
Investments accounted for using equity method	1,678,889	1,790,006	1,942,367	2,089,522
Financial assets carried at cost	2,440,313	2,440,313	2,261,498	2,261,498

(Continued)

	September 30
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-to-maturity financial assets - noncurrent	$4,331,829	$4,331,829	$1,315,061	$1,315,061
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,479,661	1,479,661	1,291,953	1,291,953
Restricted assets - noncurrent	59,208	59,208	8,532	8,532
Liabilities
Short-term loans	790,000	790,000	244,000	244,000
Financial liabilities at fair value through profit or loss	2,401	2,401	1,424,815	1,424,815
Trade notes and accounts payable	8,239,481	8,293,481	8,677,566	8,677,566
Payables to related parties	764,241	764,241	210,810	210,810
Accrued expenses	13,136,089	13,136,089	11,019,769	11,019,769
Dividends payable	-	-	40,716,130	40,716,130
Amounts collected in trust for others (included in “other current liabilities”)	2,571,507	2,571,507	2,679,407	2,679,407
Payables to equipment suppliers (included in “other current liabilities”)	946,391	946,391	1,314,034	1,314,034
Refundable customers’ deposits (included in “other current liabilities”)	1,027,932	1,027,932	964,655	964,655
Payables to constructors (included in “other current liabilities”)	1,847,980	1,847,980	953,902	953,902
Hedging derivative financial liabilities (included in “other current liabilities”)	-	-	6,460	6,460
Current portion of long-term loans	113,426	113,426	6,300	6,300
Long-term loans	256,786	256,786	31,540	31,540
Customers’ deposits	6,043,093	6,043,093	6,243,266	6,243,266

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2009	2008	2009	2008

Assets

Financial assets at fair value through profit or loss	$68,800	$95,359	$-	$80
Available-for-sale financial assets	16,578,732	15,038,833	-	-

Liabilities

Financial liabilities at fair value through profit or loss	2,401	328,884	-	1,095,931
Hedging derivative financial liabilities (classified as other current liabilities)	-	6,460	-	-

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts and currency option contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts and forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the nine months ended September 30, 2009 and 2008.

None of the hedge currency swap contracts and forward exchange contracts existed as of September 30, 2009.

The outstanding forward exchange contracts for hedge as of September 30, 2008:

	Currency	Maturity Period	Contract Amount (In Thousands)
September 30, 2008

Forward exchange contracts - sell	USD/NTD	2008.12	USD65,000

As of September 30, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $6,460 thousand (classified as other current liabilities).

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33.	THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

a.	Segment information. Please see Table 10.

b.	Information about geographical areas

The revenue from oversea customers attributed is not material and the company does not have material non-current assets in foreign operations for the nine months ended September 30,2009.

c.	Major customers’ information

The export sales revenue of the Company is less than 10% of the operating income.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

FINANCINGS PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Year		Ending Balance		Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short- term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)		Financing Company’s Financing Amount Limit (Note 4)
													Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivable	$ (SG$	122,850 5,400)	$ (SG$	122,850 5,400)	6.38%	a	(Note 6)	-	$-	-	$-	$ (SG$	1,403,076 61,674)	$ (SG$	1,403,076 61,674)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

	a.	“0” for the Company.

	b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

	a.	Business relationship.

	b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statement of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statement of the lender.

Note 5:	It’s equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTel Sat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. In the contract, it stated that Chunghwa Telecom Singapore Pte., Ltd. is obligated to rent the ST-2 telecommunications satellite from ST-2 Satellite Ventures Pte., Ltd. when the satellite is accomplished.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2009								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,279,942 (Note 7)		29		$3,387,693		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,936,402 (Note 7)		100		2,936,872		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,623,434 (Note 7)		89		1,700,518		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	37,569		1,403,076 (Note 7)		100		1,403,076		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		721,879 (Note 7)		100		648,340		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		464,265		40		683,695		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		439,382 (Note 7)		69		389,075		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		282,652 (Note 7)		49		229,496		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		226,291 (Note 7)		100		226,291		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		161,091 (Note 7)		100		161,091		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	-		271,002		30		271,002		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		88,842		30		49,475		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		69,682 (Note 7)		100		90,057		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		68,410		33		16,026		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		52,532 (Note 7)		56		37,391		Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		40,060		30		22,206		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		11,388 (Note 7)		100		11,388		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	-	(US$	1 dollar (Note 7	) )	100	(US$	1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	-	(US$	1 dollar (Note 7	) )	100	(US$	1 dollar	)	Note 2
		Taipei Financial Center	-	Financial assets carried at cost	172,927		1,789,530		12		1,368,535		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	-	Financial assets carried at cost	20,000		200,000		17		222,243		Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Global Mobile Corp.	-	Financial assets carried at cost	12,696	$127,018	11	$112,659	Note 1
		iD Branding Ventures	-	Financial assets carried at cost	7,500	75,000	8	72,742	Note 1
		PRTI International	-	Financial assets carried at cost	4,765	34,500	10	34,792	Note 1
		Essence Technology Solution, Inc.	-	Financial assets carried at cost	2,000	10,000	9	3,414	Note 1

		REITS
		Fubon No. 1 Fund	-	Available-for-sale financial assets	7,656	76,560	-	82,761	Note 4
		Cathay No. 2 REIT	-	Available-for-sale financial assets	548	5,480	-	5,579	Note 4
		Gallop No. 1 REIT	-	Available-for-sale financial assets	8,750	87,500	-	65,275	Note 4

		Stock
		U-Ming Marine Transport Corp.	-	Available-for-sale financial assets	50	2,765	-	2,705	Note 4

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	-	Available-for-sale financial assets	600	15,000	-	13,675	Note 3
		PCA Well Pool Fund	-	Available-for-sale financial assets	194,181	2,500,000	-	2,520,058	Note 3
		Yuan Ta Wan Tai Bond Fund	-	Available-for-sale financial assets	173,683	2,500,000	-	2,511,958	Note 3
		Central Diamond Bond Fund	-	Available-for-sale financial assets	126,106	1,500,000	-	1,503,577	Note 3
		Polaris De-Li	-	Available-for-sale financial assets	129,654	2,008,787	-	2,021,195	Note 3
		Fuh-Hwa Bond Fund	-	Available-for-sale financial assets	108,849	1,500,000	-	1,502,863	Note 3
		Fidelity US High Yield Fund	-	Available-for-sale financial assets	535	206,588	-	178,560	Note 3
		MFS Meridian Funds-Strategic Income Fund	-	Available-for-sale financial assets	316	132,592	-	136,748	Note 3
		PCA Asia Pacc Infrastructure Fund	-	Available-for-sale financial assets	3,061	30,000	-	30,024	Note 3
		Fuh Hwa global Fixed Income FOFs Fund	-	Available-for-sale financial assets	2,492	30,000	-	29,875	Note 3
		Fidelity European High Yield Fund	-	Available-for-sale financial assets	324	126,425	-	125,076	Note 3
		Parvest Europe Convertible Bond Fond	-	Available-for-sale financial assets	78	443,097	-	423,755	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	-	Available-for-sale financial assets	868	491,450	-	473,549	Note 3
		Fuh-Hwa Aegis Fund	-	Available-for-sale financial assets	17,813	234,684	-	229,905	Note 3
		AGI Global Quantitative Balanced Fund	-	Available-for-sale financial assets	20,000	232,731	-	227,800	Note 3
		Capital Value Balance Fund	-	Available-for-sale financial assets	11,285	200,000	-	183,517	Note 3
		Fuh Hwa Life Goal Fund	-	Available-for-sale financial assets	8,074	120,000	-	133,065	Note 3
		Fuh Hwa Asia Pacific Balanced	-	Available-for-sale financial assets	7,764	100,000	-	80,901	Note 3
		Asia-Pacific Mega - Trend Fund	-	Available-for-sale financial assets	13,059	175,000	-	155,402	Note 3
		AIG Flagship Global Balanced Fund of Funds	-	Available-for-sale financial assets	25,679	350,000	-	333,316	Note 3
		Franklin Templeton Global Bond Fund of Funds	-	Available-for-sale financial assets	18,967	210,000	-	232,509	Note 3
		Cathay Global Aggressive Fund of Funds	-	Available-for-sale financial assets	15,570	210,000	-	188,082	Note 3
		Polaris Global Emerging Market Funds	-	Available-for-sale financial assets	12,161	180,000	-	157,237	Note 3
		HSBC Global Fund of Bond Funds	-	Available-for-sale financial assets	22,838	250,000	-	256,996	Note 3
		JPM (Taiwan) JF Balanced Fund	-	Available-for-sale financial assets	2,462	50,000	-	46,977	Note 3
		MFS Meridian Funds-Global Equity Fund (A1 class)	-	Available-for-sale financial assets	253	262,293	-	211,999	Note 3
		Fidelity Fds International	-	Available-for-sale financial assets	128	163,960	-	118,475	Note 3
		Fidelity Fds America	-	Available-for-sale financial assets	937	163,960	-	127,551	Note 3
		JPMorgan Funds-Global Dynamic Fund (B)	-	Available-for-sale financial assets	303	165,640	-	120,726	Note 3
		MFS Meridian Funds-Research International Fund (A1 share)	-	Available-for-sale financial assets	173	131,920	-	99,034	Note 3
		Fidelity Fds Emerging Markets	-	Available-for-sale financial assets	144	122,175	-	76,773	Note 3

(Continued)

					September 30, 2009				Note
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Credit Suisse Equity Fund (Lux) Global Resources	-	Available-for-sale financial assets	13	$162,990	-	$101,897	Note 3
		Fidelity Euro Balanced Fund	-	Available-for-sale financial assets	794	506,139	-	422,113	Note 3
		Fidelity Fds World	-	Available-for-sale financial assets	295	171,568	-	117,733	Note 3
		Fidelity Fds Euro Blue Chip	-	Available-for-sale financial assets	259	233,543	-	157,890	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	-	Available-for-sale financial assets	171	178,920	-	132,186	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	-	Available-for-sale financial assets	230	180,886	-	149,818	Note 3
		JPM (Taiwan) Global Balanced Fund	-	Available-for-sale financial assets	11,121	155,000	-	162,385	Note 3

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	-	Held-to-maturity financial assets	-	150,000	-	150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	-	Held-to-maturity financial assets	-	100,000	-	100,000	Note 6
		Mega Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	-	Held-to-maturity financial assets	-	200,000	-	200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 6
		Formosa Petrochemical Corp.	-	Held-to-maturity financial assets	-	99,870	-	99,870	Note 6
		Taiwan Power Company 3rd Boards in 2008	-	Held-to-maturity financial assets	-	149,939	-	149,939	Note 6
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	-	Held-to-maturity financial assets	-	100,000	-	100,000	Note 6
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	-	Held-to-maturity financial assets	-	99,581	-	99,581	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	-	Held-to-maturity financial assets	-	49,933	-	49,933	Note 6
		Taiwan Power Company 5th Boards in 2008	-	Held-to-maturity financial assets	-	272,725	-	272,725	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-A Issue in 2007	-	Held-to-maturity financial assets	-	100,028	-	100,028	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	-	Held-to-maturity financial assets	-	300,861	-	300,861	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	408,127	-	408,127	Note 6
		Taiwan Power Company 3rd Boards in 2006	-	Held-to-maturity financial assets	-	201,154	-	201,154	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	-	Held-to-maturity financial assets	-	181,450	-	181,450	Note 6
		Formosa Petrochemical Corporation Bond Issue in 2006	-	Held-to-maturity financial assets	-	201,543	-	201,543	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	204,898	-	204,898	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	-	Held-to-maturity financial assets	-	404,570	-	404,570	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	-	Held-to-maturity financial assets	-	103,915	-	103,915	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 4th secured Bond-B Issue in 2008	-	Held-to-maturity financial assets	-	$52,106	-	$52,106	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008.	-	Held-to-maturity financial assets	-	103,190	-	103,190	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009.	-	Held-to-maturity financial assets	-	201,266	-	201,266	Note 6
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	-	Held-to-maturity financial assets	-	99,884	-	99,884	Note 6
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	199,683	-	199,683	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	-	Held-to-maturity financial assets	-	100,032	-	100,032	Note 6
		China Development Industrial B	-	Held-to-maturity financial assets	-	198,107	-	198,107	Note 6
		Cathay United Bank 9th Financial Debentures-03 Issue in 2004	-	Held-to-maturity financial assets	-	199,964	-	199,964	Note 6
		China Development Industrial Bank 5th Financial Debentures issue in 2006	-	Held-to-maturity financial assets	-	198,576	-	198,576	Note 6
		TaipeiFubon Bank 1st Financial Debentures-BA Issue in 2006	-	Held-to-maturity financial assets	-	100,609	-	100,609	Note 6

		Beneficiary certificates (CLO)
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	-	Held-to-maturity financial assets	-	4,700	-	4,700	Note 6
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295	284,073	42	284,073	Note 1
		N.T.U. Innovation Incubation Corporation	-	Financial assets carried at cost	1,200	12,000	9	11,962	Note 1

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	-	Available-for-sale financial assets	3,306	50,000	-	50,013	Note 3
		IBT Bond Fund	-	Available-for-sale financial assets	3,694	50,000	-	50,014	Note 3
		Fuh Hwa Global Short-term Income Fund	-	Available-for-sale financial assets	4,850	50,000	-	50,000	Note 3
2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,798 (Note 7)	100	1,798	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,099 (Note 7)	100	1,099	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	7,419 (Note 7)	100	7,419	Note 1
		eASPNet Inc.	-	Financial assets carried at cost	1,000	-	2	-	Note 1
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost	374	3,450	10	6,478	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Corp., Ltd	Subsidiary	Investments accounted for using equity method	500	$12,917 (Note 7)	100	$12,917	Note 1

		Beneficiary certificates (mutual fund)
		Cathy Global Aggressive Fund of Fund	-	Available-for-sale financial assets	1,233	15,000	-	14,900	Note 3
		Cathy Global Infrastructure Fund	-	Available-for-sale financial assets	1,418	15,000	-	11,518	Note 3
18	Concord Technology Corp., Ltd	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	12,912 (Note 7)	100	12,912	Note 1
14	Chunghwa Investment Co., Ltd	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	111,269 (Note 7)	54	111,269	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	37,043	28	37,043	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	14,645	43	14,645	Note 1
		Chunghwa Investment Holding Company (CIHC)	Subsidiary	Investments accounted for using equity method	589	10,954 (Note 7)	100	10,954	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	20,156	4	20,510	Note 1
		Digimax Inc.	-	Financial assets carried at cost	2,000	34,218	4	16,126	Note 1
		ChipSiP Technology Co.	-	Financial assets carried at cost	923	25,508	3	13,941	Note 1
		iD Branding Ventures	-	Financial assets carried at cost	2,500	25,000	3	23,759	Note 1
		Crystal Media Inc. Co.	-	Financial assets carried at cost	1,000	11,668	5	6,604	Note 1
		Giga Solar Materials Corporation	-	Financial assets carried at cost	500	60,000	2	10,661	Note 1
		China Steel Corporation	-	Available-for-sale financial assets	244	7,170	-	7,305	Note 4
		Chi Mei Optoelectronics Corporation	-	Available-for-sale financial assets	20	332	-	337	Note 4
		Lite-On Technology Corp.	-	Available-for-sale financial assets	10	247	-	424	Note 4
		Asustek Computer Inc.	-	Available-for-sale financial assets	10	395	-	553	Note 4
		Orise Technology Co.	-	Available-for-sale financial assets	15	604	-	740	Note 4
		AU Optronics Corp.	-	Available-for-sale financial assets	16	509	-	492	Note 4
		Hon Hai Precision Ind. Co.	-	Available-for-sale financial assets	5	541	-	645	Note 4
		Tung Ho Steel Enterprise Corp.	-	Available-for-sale financial assets	20	682	-	682	Note 4
		Formosa Plastics Corporation	-	Available-for-sale financial assets	101	5,830	-	6,596	Note 4
		Fubon Financial Holding Co.	-	Available-for-sale financial assets	60	1,448	-	2,178	Note 4
		Cathay Financial Holding Co.	-	Available-for-sale financial assets	149	8,459	-	7,930	Note 4
		Asustek Computer Inc.	-	Available-for-sale financial assets	62	3,811	-	3,429	Note 4
		LARGAN Precision Co.	-	Available-for-sale financial assets	8	3,100	-	3,460	Note 4
		Dynapack International Technology Corp.	-	Available-for-sale financial assets	21	1,653	-	2,329	Note 4
		Taiwan Cement Corp.	-	Available-for-sale financial assets	100	3,283	-	3,610	Note 4
		Uni-President Enterprises Corp.	-	Available-for-sale financial assets	5	162	-	182	Note 4
		SINTEK Photronic Corp.	-	Available-for-sale financial assets	250	4,332	-	4,488	Note 4
		First Steamship Co.	-	Available-for-sale financial assets	67	2,641	-	2,568	Note 4
		Asia Optical Co., Inc.	-	Available-for-sale financial assets	103	5,719	-	5,923	Note 4
		Prime View International Co.	-	Available-for-sale financial assets	125	6,291	-	6,291	Note 4
		ZyXEL Communications Corporation	-	Available-for-sale financial assets	266	5,822	-	5,803	Note 4
		Woei Mon Industry Co.	-	Available-for-sale financial assets	87	1,872	-	1,670	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Anpec Electronics Corporation	-	Available-for-sale financial assets	223	$7,724	-	$7,543	Note 4
		Advanced power electronics Corp.	-	Available-for-sale financial assets	60	1,738	-	1,864	Note 4
		Far Eastern Department Stores	-	Available-for-sale financial assets	71	2,201	-	2,259	Note 4
		Wei Chuan Foods Corp.	-	Available-for-sale financial assets	140	5,847	-	5,887	Note 4
		Faraday Technology Corp.	-	Available-for-sale financial assets	40	2,193	-	2,333	Note 4
		Gemtek Technology Co.	-	Available-for-sale financial assets	35	1,815	-	1,946	Note 4
		Wistron NeWeb Corporation	-	Available-for-sale financial assets	15	642	-	624	Note 4
		China Airlines Ltd.	-	Available-for-sale financial assets	900	9,720	-	9,675	Note 4
		Swancor. Ind. Co.	-	Available-for-sale financial assets	107	5,579	-	8,468	Note 4
		Apex Biotechnology Corp.	-	Available-for-sale financial assets	143	7,855	-	8,750	Note 4
		Via Technologies, Inc.	-	Available-for-sale financial assets	116	4,452	-	2,761	Note 4
		Realtek Semiconductor Corp	-	Available-for-sale financial assets	61	4,400	-	4,560	Note 4
		ALi Corporation	-	Available-for-sale financial assets	70	4,404	-	4,786	Note 4
		PixArt Imaging Inc.	-	Available-for-sale financial assets	8	2,075	-	2,327	Note 4
		Richtek Technology Corp.	-	Available-for-sale financial assets	21	5,220	-	5,679	Note 4
		Global Unichip Corp.	-	Available-for-sale financial assets	26	4,124	-	3,981	Note 4
		Cyberlink Co.	-	Available-for-sale financial assets	25	3,089	-	3,327	Note 4
		Ralink Technology Corp.	-	Available-for-sale financial assets	71	6,646	-	6,459	Note 4
		ITE Tech. Inc	-	Available-for-sale financial assets	50	3,128	-	3,305	Note 4
		Optotech Corporation	-	Available-for-sale financial assets	120	3,243	-	3,426	Note 4
		Ene Technology Inc.	-	Available-for-sale financial assets	82	5,325	-	5,452	Note 4
		Sino-American Silicon Products Inc.	-	Available-for-sale financial assets	53	3,879	-	4,085	Note 4
		Solar Applied Materials Technology Corp.	-	Available-for-sale financial assets	82	6,520	-	5,916	Note 4
		Vanguard International Semiconductor Co.	-	Available-for-sale financial assets	220	3,434	-	3,080	Note 5
		C-Media Electronics Inc.	-	Available-for-sale financial assets	-	29	-	22	Note 4
		HTC Corporation	-	Available-for-sale financial assets	3	999	-	1,059	Note 4
		Hung Ching Development & Construction Co., Ltd.	-	Available-for-sale financial assets	15	1,742	-	1,928	Note 4
		Taiwan Semiconductor Co.	-	Available-for-sale financial assets	145	3,246	-	3,835	Note 4
		Tang Eng Iron Works Co.	-	Available-for-sale financial assets	160	5,225	-	5,016	Note 4
		Neo Solar Power Corp.	-	Available-for-sale financial assets	75	2,704	-	3,011	Note 4
		Unitech Electronic Co.	-	Available-for-sale financial assets	100	3,315	-	3,430	Note 4
		Pan Jit International Inc.	-	Available-for-sale financial assets	190	3,618	-	3,867	Note 4
		Lite-On Semiconductor Corp.	-	Available-for-sale financial assets	270	5,932	-	6,386	Note 4
		MediaTek Inc.	-	Available-for-sale financial assets	9	4,537	-	4,824	Note 4
		Elan Microelectronics Corp.	-	Available-for-sale financial assets	100	5,009	-	4,870	Note 4
		Prolific Technology Inc.	-	Available-for-sale financial assets	120	4,289	-	4,248	Note 4
		Ability Enterprise Co.	-	Available-for-sale financial assets	50	3,135	-	3,150	Note 4
		XinTec Inc.	-	Financial assets carried at cost	24	1,076	-	1,104	Note 1
		LightHouse Technology Co.	-	Financial assets carried at cost	34	1,299	-	2,001	Note 1
		J Touch Corporation.	-	Financial assets carried at cost	54	2,464	-	3,494	Note 1
		DelSolar Co., Ltd.	-	Financial assets carried at cost	113	5,376	-	5,459	Note 1
		Coxon Precise Industrial Co.	-	Financial assets carried at cost	80	5,594	-	6,808	Note 1
		CyberPower Systems, Inc.	-	Financial assets carried at cost	28	1,052	-	2,829	Note 1
		Taidoc Technology Corporation	-	Financial assets carried at cost	26	3,468	-	3,628	Note 1
		Tennrich International Corp.	-	Financial assets carried at cost	163	3,112	-	2,988	Note 1
		Subtron Technology Co.	-	Financial assets carried at cost	5	35	-	67	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2009						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value

		Huga Optotech Inc.	-	Financial assets carried at cost	61		$1,415	-		$1,898	Note 1
		Tatung Fine Chemicals Co.	-	Financial assets carried at cost	75		6,441	-		5,885	Note 1
		Join Well Technology Co.	-	Financial assets carried at cost	26		1,089	-		1,159	Note 1

		Beneficiary certificates (mutual)
		Cathay Bond Fund	-	Available-for-sale financial assets	4,285		50,880	-		51,202	Note 3
		Jih Sun Bond Fund	-	Available-for-sale financial assets	2,130		30,000	-		30,052	Note 3
		FSITC Bound Found	-	Available-for-sale financial assets	294		50,000	-		50,070	Note 3
		Fuh Hwa Yu-Li Found	-	Available-for-sale financial assets	3,501		45,004	-		45,078	Note 3
		Cathay Global Money Market Found	-	Available-for-sale financial assets	1,900		19,941	-		19,502	Note 3
		Fuh Hwa Global Fixed Income Found of Founds	-	Available-for-sale financial assets	1,899		20,757	-		22,830	Note 3
		Cathay Cathay Found	-	Available-for-sale financial assets	408		5,000	-		5,628	Note 3
		W.I.S.R.E.Polaris CSI 300 Securities Investment Trust Fund	-	Available-for-sale financial assets	80		1,600	-		1,456	Note 3

		Convertible bonds
		Advanced Power Electronics 1st Unsecured Convertible Bonds	-	Financial assets at fair value	5		543	-		536	Note 4
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	-	Financial assets at fair value	9		1,002	-		998	Note 4
		Taiwan Chi Cheng Enterprise Co., Ltd. 1st Unsecured Convertible Bond	-	Financial assets at fair value	30		2,976	-		3,060	Note 4
		Amtran Technology Company 3rd Unsecured Corporate Bond in 2007	-	Financial assets at fair value	55		6,447	-		6,388	Note 4
		Epistar Corporation Ltd. 3rd Convertible Bond	-	Financial assets at fair value	35		3,732	-		3,924	Note 4
		AU Optronics Corporation 3rd Unsecured Convertible Bonds	-	Financial assets at fair value	22		2,276	-		2,253	Note 4
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	-	Financial assets at fair value	60		6,412	-		6,219	Note 4
		K Laser Technology 1st Convertible Bond	-	Financial assets at fair value	11		1,125	-		1,131	Note 4
		Second Domestic Unsecured Convertible Bonds of Prime View International Co., Ltd.	-	Financial assets at fair value	35		4,174	-		4,186	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	-	Financial assets at fair value	40		4,351	-		4,500	Note 4
		Asia Optical’s Second Domestic Unsecured Convertible Bond	-	Financial assets at fair value	49		4,900	-		5,566	Note 4

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	-	Available-for-sale financial assets	500		51,496	-		51,500	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	-	Available-for-sale financial assets	500		51,532	-		51,675	Note 4
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	-	(SG$	410,549 18,046)	38	(SG$	410,549 18,046)	Note 1

(Continued)

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 3:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on September 30, 2009.

Note 4:	Market value was based on the closing price of September 30, 2009.

Note 5:	Showing at their original carrying amounts without the adjustments of fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	Available-for-sale financial assets	-	-	-	$-	126,106	$1,500,000	-	$-	$-	$-	126,106	$1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	-	-	97,388	1,500,000	128,513	2,000,000	96,247	1,500,000	1,491,213	8,787	129,654	2,008,787
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	-	-	-	-	108,849	1,500,000	-	-	-	-	108,849	1,500,000
		PCA Well Pool Fund	Available-for-sale financial assets	-	-	117,079	1,500,000	77,102	1,000,000	-	-	-	-	194,181	2,500,000
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	-	-	104,520	1,500,000	69,163	1,000,000	-	-	-	-	173,683	2,500,000
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	-	-	336	208,578	-	-	336	231,575	208,578	22,997	-	-
		Fidelity Fds Intl Bond	Available-for-sale financial assets	-	-	14,644	565,387	-	-	14,644	551,576	565,387	(13,811)	-	-
		Sinopia Alternative Funds - Global Bond Market Neutral Fund 600	Available-for-sale financial assets	-	-	-	623,332	-	-	-	684,208	647,917	36,291	-	-
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	-	-	100,000	618,404	-	-	100,000	671,052	618,104 (Note 4)	52,948	-	-
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	-	-	100,000	797,811	-	-	100,000	794,099	769,374 (Note 4)	24,725	-	-
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	-	-	100,000	717,909	-	-	100,000	696,522	710,886 (Note 4)	(14,364)	-	-
		Fuh Hwa Power Fund III	Available-for-sale financial assets	-	-	100,000	726,771	-	-	100,000	717,136	677,182 (Note 4)	39,954	-	-
		Parvest Europe convertible Bond Fund	Available-for-sale financial assets	-	-	39	287,400	-	-	39	320,925	287,400	33,525	-	-

		Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	-	-	-	-	-	262,500 (Note 2)	-	-	-	-	-	175,000 (Notes 2 and 5)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	-	-	-	-	-	200,000 (Note 2)	-	-	-	-	-	200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	-	-	-	-	-	200,000 (Note 2)	-	-	-	-	-	200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	-	-	-	-	-	400,000 (Note 2)	-	-	-	-	-	400,000 (Note 2)
		MLPC 1St Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	-	-	-	-	-	200,000 (Note 2)	-	-	-	-	-	200,000 (Note 2)
		Formosa Petrochemical Corporation 2Nd Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)
		TaipeiFubon Bank 1St Financial Debentures-BA Issue in 2006	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	-	-	-		$-	-		$200,000 (Note 2)	-	$-	$-	$-	-		$200,000 (Note 2)
		Nan Ya Company 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	-	-	-		-	-		100,000 (Note 2)	-	-	-	-	-		100,000 (Note 2)

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equipment	-	Equity- method investee	-	(SG$	106,432 4,736)	-	(SG$	302,629 13,366)	-	-	-	-	-	(SG$	410,549 18,046 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.

Note 2:	Stated at its nominal amounts.

Note 3:	The ending balance includes $1,251 thousand and $2,739 thousand which are investment loss recognized under equity method and cumulative translation adjustments, respectively.

Note 4:	The carrying amount of disposal was decreased by impairment losses.

Note 5:	The carrying amount of installment was deducted $87,500 thousand.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Type of Property	Transaction Date	Transaction Amount	Proceeds Collection Status	Counter- party	Nature of Relationship	Prior Transaction made by Related Counter-party				Price of Reference	Price of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Light Era Development Co., Ltd.	Land and buildings	2009.09.01	$610,000	All collected	New Brilliance Asset Management Corp.	-	-	-	-	-	Evaluation report of jointed firm	Construction sites	-

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$4,067,833 (Notes 3 and 8)	3	30-90 days	(Note 2)	(Note 2)	$(674,209 (Note 8	) )	(8)
				Sales	597,522 (Notes 4 and 8)	-	30 days	(Note 2)	(Note 2)	382,723 (Notes 7 and 8)		3
		CHIEF Telecom Inc.	Subsidiary	Purchase	228,951 (Note 8)	-	30 days	(Note 2)	(Note 2)	(45,899 (Note 8	) )	(1)
				Sales	178,630 (Notes 5 and 8)	-	30 days	(Note 2)	(Note 2)	21,227 (Note 8)		-
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	362,686 (Notes 6 and 8)	-	30 days	-	-	(212,492 (Note 8	) )	(2)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	764,174	-	30-90 days	-	-	(718,339 (Note 8	) )	(8)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,068,219 (Notes 3 and 8)	29	30-90 days	(Note 2)	(Note 2)	674,209 (Note 8)		60
				Purchase	565,423 (Notes 4 and 8)	5	30 days	(Note 2)	(Note 2)	(182,803 (Notes 7 and 8	) )	(12)
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	228,951 (Note 8)	30	30 days	(Note 2)	(Note 2)	45,899 (Note 8)		32
				Purchase	170,063 (Notes 5 and 8)	25	30 days	(Note 2)	(Note 2)	(21,227 (Note 8	) )	(22)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	826,986 (Notes 6 and 8)	38	30 days	-	-	212,492 (Note 8)		73

Note 1:	Excluding payment and receipts on behalf of other.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Chunghwa classified the amount as property, plant and equipment and other current assets.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.

Note 6:	The difference was because Chunghwa classified the amount as payables to constructors.

Note 7:	The difference was because Chunghwa classified the amount as property, plant and equipment.

Note 8:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$382,723 (Note 2)	7.71 (Note 1)	$—	—	$382,723	$—
		Chunghwa System Integration Co., Ltd.	Subsidiary	124,623 (Note 2)	10.92 (Note 1)	—	—	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	929,214 (Note 2)	8.55 (Note 1)	—	—	25	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	212,492 (Note 2)	2.3 (Note 1)	—	—	38,174	—

Note 1:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,279,942 (Note 4)	$823,619	$236,451 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,936,402 (Note 4)	(40,144)	(40,032) (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and systems integration and other related professional investment	1,738,709	980,000	178,000	89	1,623,434 (Note 4)	27,069	21,718 (Note 4)	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	779,280	37,569	100	1,403,076 (Note 4)	1,702	1,702 (Note 4)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	721,879 (Note 4)	28,332	2,612 (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	464,265	(42,464)	(55,246)	Equity- method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	439,382 (Note 4)	13,991	11,660 (Note 4)	Subsidiary
		InfoExplorer Co., Ltd.	Banqiae City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	282,652 (Note 4)	8,417	(847) (Note 4)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	226,291 (Note 4)	9,359	9,359 (Note 4)	Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	161,091 (Note 4)	49,819	50,546 (Note 4)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	91,239	—	30	271,002	(5,317)	(1,772)	Equity- method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	88,842	12,831	3,849	Equity- method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	69,682 (Note 4)	21,306	686 (Note 4)	Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	68,410	(6,406)	(6,307)	Equity- method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	52,532 (Note 4)	12,452	7,420 (Note 4)	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	—	3,429	30	40,060	(66,491)	(19,947)	Equity- method investee
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	11,388 (Note 4)	(3,397)	(3,397) (Note 4)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,295	42	284,073	84,843	36,669	Equity- method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2009				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					September 30, 2009		December 31, 2008		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,798 (Note 4)		$(166)		$(166) (Note 4)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100	(HK$	1,099 265) (Note 4)	(HK$	(89) -21)	(HK$	(89) -21) (Note 4)	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,419 231) (Note 4)	(US$	956 29)	(US$	956 29) (Note 4)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp., Ltd	Brunei	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	12,917 402) (Note 4)	(US$	32 1)	(US$	32 1) (Note 4)	Subsidiary
18	Concord Technology Corp., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	12,912 401) (Note 4)	(US$	32 1)	(US$	32 1) (Note 4)	Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	106,432 4,736)	—	38	(SG$	410,549 18,046)	(SG$	(3,274) -145)	(SG$	(1,251) -55)	Equity- method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		111,269 (Note 4)		(6,817)		(3,664) (Note 4)	Subsidiary
		Chunghwa Investment Holding	Burnei	General investment	(US$	20,000 589)	(US$	20,000 589)	589	100	(US$	10,954 341) (Note 4)	(US$	(39) -1)	(US$	(39) -1) (Note 4)	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		37,043		4,433		1,259	Equity- method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43	(US$	14,645 440)		—		—	Equity- method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		20,156 (Note 4)		13,991		147 (Note 5)	Equity- method investee

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except Senao International Co., Ltd.

Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	The amount was eliminated upon consolidation.

Note 5:	The mount was eliminated upon consolidation since the parent company obtained control over CHI on September 9,2009.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of September 30, 2009		Accumulated Inward Remittance of Earnings as of September 30, 2009

							Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	16,179 500)	$—	$—	$ (US$	16,179 500)	100%	$ (US$	32 1)	$ (US$	12,912 401)	$—

Accumulated Investment in Mainland China as of September 30, 2009	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 (US$500)	$16,179 (US$500)	$389,004 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2009	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$382,723	—	—
					Accounts payable	674,209	—	—
					Payment of receipts under custody	255,005	—	—
					Revenues	597,522	—	—
					Other income	4	—	—
					Operating costs and expenses	4,067,833	—	3
					Property, plant and equipment	268	—	—
					Work in process	96	—	—
					Office supplies	112	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	21,227	—	—
					Accounts payable	45,899	—	—
					Revenues	178,630	—	—
					Operating costs and expenses	228,951	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	124,623	—	—
					Accounts payable	212,492	—	—
					Revenues	12,008	—	—
					Other income	4,161	—	—
					Operating costs and expenses	362,686	—	—
					Property, plant and equipment	363,175	—	—
					Intangible assets	36,397	—	—
					Working in process	46,639	—	—
					Spare parts	18,026	—	—
					Other deferred expenses	59	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	20,973	—	—
					Accounts payable	44,941	—	—
					Advances from customers	13	—	—
					Revenues	42,552	—	—
					Operating costs and expenses	49,560	—	—
					Property, plant and equipment	21,360	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	7,626	—	—
					Accounts payable	9,214	—	—
					Revenues	1,898	—	—
					Operating costs and expenses	45,170	—	—
			Unigate Telecom Inc.	a	Revenues	1,807	—	—

(Continued)

				Transaction Details
No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	$29,200	—	—
				Accounts payable	37,217	—	—
				Payment of receipts under custody	21,095	—	—
				Advances from customers	4,465	—	—
				Revenues	13,913	—	—
				Operating costs and expenses	35,621	—	—
		Donghwa Telecom Co., Ltd.	a	Accounts receivable	10,604	—	—
				Accounts payable	19,501	—	—
				Advances from customers	26,983	—	—
				Revenues	18,832	—	—
				Operating costs and expenses	28,627	—	—
		Light Era Development Co., Ltd.	a	Advances from customers	494	—	—
				Revenues	3,362	—	—
		InfoExplorer Co., Ltd.	a	Accounts receivable	6,000	—	—
				Accounts payable	3,108	—	—
				Revenues	6,427	—	—
				Operating costs and expenses	7,422	—	—
				Property, plant and equipment	819	—	—
				Working in process	6,937	—	—
				Intangible assets	6,667	—	—
		Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,086	—	—
				Accounts payable	4,667	—	—
				Revenues	5,964	—	—
				Operating costs and expenses	4,008	—	—
		Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,121	—	—
				Accounts payable	2,156	—	—
				Revenues	5,930	—	—
				Operating costs and expenses	3,861	—	—
		Chunghwa Precision Test Tech. Co., Ltd. (CHPT)	a	Accounts receivable	920	—	—
				Accounts payable	1,043	—	—
				Advances from customers	239	—	—
				Revenues	4,968	—	—
				Other income	160	—	—
				Operating costs and expenses	1	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	674,209	—	—
				Other receivable	255,005	—	—
				Accounts payable	182,803	—	—
				Other payable	199,920	—	—
				Revenues	4,068,219	—	3
				Other income	90	—	—
				Operating costs and expenses	597,522	—	—
				Other expenses	4	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	1,002	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$45,899	—	—
				Accounts payable	21,139	—	—
				Advances from customers	88	—	—
				Revenues	228,951	—	—
				Operating costs and expenses	178,630	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts receivable	26	—	—
		Unigate Telecom Inc.	c	Accounts receivable	86	—	—
				Accounts payable	1,561	—	—
				Revenues	3,405	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	212,492	—	—
				Accounts payable	124,623	—	—
				Revenues	826,982	—	—
				Operating costs and expenses	16,169	—	—
		Chief Telecom Co., Ltd.	c	Accounts payable	26	—	—
		Spring House Entertainment Inc.	c	Accounts receivable	130	—	—
				Revenues	1,156	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	2,804	—	—
		Light Era Development Co., Ltd.	c	Revenues	6	—	—
		InfoExplorer Co., Ltd.	c	Accounts receivable	144	—	—
				Advances from customers	640	—	—
				Revenues	778	—	—
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	44,941	—	—
				Prepaid expenses	13	—	—
				Accounts payable	20,973	—	—
				Revenues	70,920	—	—
				Operating costs and expenses	42,552	—	—
7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	9,214	—	—
				Accounts payable	7,626	—	—
				Revenues	45,170	—	—
				Operating costs and expenses	1,898	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	130	—	—
				Property, plant and equipment	1,132	—	—
				Operating costs and expenses	24	—	—
15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,807	—	—
		CHIEF Telecom Inc.	c	Accounts receivable	1,561	—	—
				Accounts payable	86	—	—
				Operating costs and expenses	3,405

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$37,217	—	—
				Receivable for receipt under custody	21,095	—	—
				Prepaid expenses	4,465	—	—
				Accounts payable	29,200	—	—
				Revenues	35,621	—	—
				Operating costs and expenses	13,913	—	—
		Senao International Co., Ltd.	c	Revenues	1,002	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	393	—	—
				Property, plant and equipment	2,411	—	—
6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	19,501	—	—
				Prepaid expenses	26,983
				Accounts payable	10,604
				Revenues	28,627	—	—
				Operating costs and expenses	18,832	—	—
		.				—	—
8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid Expenses	494	—
				Operating costs and expenses	3,362	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	6	—	—
11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,108	—	—
				Accounts payable	6,000	—	—
				Revenues	21,845	—	—
				Operating costs and expenses	6,427	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts receivable	640	—	—
				Accounts payable	144	—	—
				Operating costs and expenses	778	—	—
10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,667	—	—
				Accounts payable	4,086	—	—
				Revenue	4,008	—	—
				Operating costs and expenses	5,964	—	—
9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,156	—	—
				Accounts payable	1,121	—	—
				Revenue	3,861	—	—
				Operating costs and expenses	5,930	—	—
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,282	—	—
	(CHPT)			Accounts payable	920	—	—
				Revenue	1	—	—
				Operating costs and expenses	5,128	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	a	Accounts receivable	$27,307	—	—
					Accounts payable	19,734	—	—
					Payment of receipts under custody	1,482	—	—
					Revenues	152,199	—	—
					Operating costs and expenses	121,886	—	—
			Unigate Telecom Inc.	a	Accounts receivable	57	—	—
					Revenues	491	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	4,646	—	—
					Receivable of receipts under custody	28,720	—	—
					Accounts payable	4,823	—	—
					Payment of receipts under custody	117,738	—	—
					Revenues	18,068	—	—
					Operating costs and expenses	109,784	—	—
			Senao International Co., Ltd.	a	Accounts receivable	168,874	—	—
					Accounts payable	797,535	—	—
					Payment of receipts under custody	318,277	—	—
					Revenues	1,447,021	—	1
					Operating costs and expenses	5,328,404	—	4
					Office supplies	285	—	—
					Working in process	238	—	—
					Property, plant and equipment	725	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	50	—	—
					Accounts payable	134,463	—	—
					Payables to constructors	3,152	—	—
					Revenues	20,768	—	—
					Other income	837	—	—
					Operating costs and expenses	294,113	—	—
					Inventory	70,045	—	—
					Property, plant and equipment	474,891	—	—
					Intangible assets	45,272	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	46,198	—	—
					Accounts payable	24,136	—	—
					Payment of receipts under custody	9,505	—	—
					Revenues	140,957	—	—
					Other income	436	—	—
					Operating costs and expenses	50,561	—	—
					Property, plant and equipment	57,675	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	9,062	—	—
					Revenues	297	—	—
					Operating costs and expenses	71,668	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	8,224	—	—
					Accounts payable	16,224	—	—
					Revenues	1,321	—	—
					Operating costs and expenses	30,089	—	—
			Light Era Development Co., Ltd.	a	Accounts receivable	60	—	—
					Unearned revenue	243,460	—	—
					Revenues	4,156	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note b)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$1,115,812	—	—
				Accounts payable	168,874	—	—
				Revenues	5,329,610	—	4
				Other income	42	—	—
				Operating costs and expenses	1,447,010	—	1
				Other expenses	11	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	76	—	—
				Other income	3	—	—
				Operating costs and expenses	2,513	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	650	—	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	21,216	—	—
				Accounts payable	27,307	—	—
				Revenues	121,886	—	—
				Operating costs and expenses	152,199	—	—
		Unigate Telecom Inc.	c	Accounts receivable	3	—	—
				Accounts payable	375	—	—
				Estimated accounts payable	214	—	—
				Other income	26	—	—
				Operating costs	3,487	—	—
		Chief International Corp.	c	Accounts payable	6,832	—	—
				Accounts receivable	2,475	—	—
				Operating costs and expenses	22,320	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	137,615	—	—
				Accounts payable	50	—	—
				Revenues	884,111	—	1
				Other income	210	—	—
				Operating costs and expenses	21,605	—	—
		Senao International Co., Ltd.	c	Revenues	650	—	—
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	33,641	—	—
				Accounts payable	46,198	—	—
				Revenues	108,236	—	—
				Operating costs and expenses	141,393	—	—
7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	16,224	—	—
				Accounts payable	8,224	—	—
				Revenues	30,089	—	—
				Operating costs and expenses	1,321	—	—
15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	57	—	—
				Operating costs and expenses	491	—	—
		CHIEF Telecom Inc.	c	Accounts receivable	375	—	—
				Estimated accounts receivable	214	—	—
				Accrued expense	3	—	—
				Revenues	3,487	—	—
				Operating costs and expenses	26	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$122,561	—	—
				Accounts payable	33,366	—	—
				Revenues	109,784	—	—
				Operating costs and expenses	18,068	—	—
		Senao International Co., Ltd.	c	Accounts receivable	76	—	—
				Revenues	2,513	—	—
				Other expenses	3	—	—
6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	9,062	—	—
				Revenues	71,668	—	—
				Operating costs and expenses	297	—	—
8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expense	243,460	—	—
				Accounts payable	60	—	—
				Operating costs and expenses	4,156	—	—
17	Chief International Corp.	CHIEF Telecom Inc.	c	Accounts receivable	6,832	—	—
				Accounts payable	2,475	—	—
				Revenues	22,320	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2009, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2009.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Nine months ended September 30, 2009

Revenues from external customers	$52,945,467	$64,613,360	$17,212,596	$11,525,642	$937,590	$—	$147,234,655
Intersegment revenues (Note 2)	9,816,884	1,422,484	517,217	1,064,383	347	(12,821,315)	—

Total revenues	$62,762,351	$66,035,844	$17,729,813	$12,590,025	$937,937	$(12,821,315)	$147,234,655

Segment income (Note 3)	$13,441,773	$24,154,642	$6,951,384	$1,776,536	$(529,027)	$—	$45,795,308

Segment assets	$233,960,934	$62,698,203	$16,906,045	$19,252,504	$14,418,918	$—	$347,236,604

Nine months ended September 30, 2008

Revenues from external customers	$54,495,822	$67,239,186	$17,137,687	$11,979,035	$1,010,035	$—	$151,861,765
Intersegment revenues (Note 2)	8,645,719	1,377,654	402,755	1,084,668	830	(11,511,626)	—

Total revenues	$63,141,541	$68,616,840	$17,540,442	$13,063,703	$1,010,865	$(11,511,626)	$151,861,765

Segment income (Note 3)	$13,957,767	$25,739,819	$8,017,840	$2,120,059	$(431,552)	$—	$49,403,933

Segment assets	$241,126,508	$67,565,945	$16,786,962	$18,421,721	$11,271,829	$—	$355,172,965

The reconciliation of the total reportable segments’ measures of profit or loss to the Company’s consolidated income before income taxes was as follow:

Profit or Loss	Nine Months Ended September 30
	2009	2008

Segment income of reportable segments	$46,324,335	$49,835,485
Segment losses of others	(529,027)	(431,552)
Interest income	404,157	1,433,029
Equity in earnings (losses) of equity method investees	(30,742)	47,800
Other income	733,417	783,545
Interest expense	(11,578)	(3,322)
General expense	(2,563,018)	(2,511,232)
Other expense	(571,861)	(917,115)

Income before income tax	$43,755,683	$48,236,638

(Continued)

Note 1:	The major business segments operated by the Company are domestic fixed communications business, mobile communications business, internet business, international fixed communications business, and other service.

Note 2:	Inter-division revenues from goods and services.

Note 3:	Represents revenues minus costs and operating expenses. Operating expenses include costs and expenses directly pertaining to an industry segment, i.e., excluding general expense, interest expense and other expense.

Note 4:	Represents tangible assets used by the industry segment, excluding:

a. Assets maintained for general corporate purposes. b. Advances or loans to another industry segment. c. Long-term investments accounted for using equity method.

Note 5:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1,2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) Internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the nine months ended September 30, 2008 was presented in accordance with SFAS No. 41.

(Concluded)

Exhibit 4

Chunghwa Telecom Co., Ltd. and

Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Nine Months Ended September 30, 2008 and 2009

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 22, 2009 (File No. 001-31731). Certain additional adjustments impacting the reconciliation but not included in the SEC Form 20-F referenced above have been included in the notes to the reconciliation below.

1)	Net Income Reconciliation

	Nine Months Ended September 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$

Consolidated net income based on ROC GAAP	$37,143	$33,781
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	12	4
2. Adjustments for depreciation expenses	244	127
b. 10% tax on unappropriated earnings	964	1,088
c. Employee bonuses and remuneration to directors and supervisors	(3,993)	—
d. Revenues recognized from deferred income of prepaid phone cards	568	577
e. Revenues recognized from deferred one-time connection fees	1,438	1,111
f. Share-based compensation (Note 1)	(17)	(13)
g. Defined benefit pension plan	1	—
i. Income tax effect of US GAAP adjustments	(641)	(770)
Noncontrolling interests of acquired subsidiary (Note 3)	—	(5)
Other minor GAAP differences not listed above	(28)	(29)

Net adjustment	(1,452)	2,090

Consolidated net income based on US GAAP	$35,691	$35,871

Attributable to
Stockholders of the parent	$35,287	$35,268
Noncontrolling interests	404	603

	$35,691	$35,871

Basic earnings per common share	$3.66	$3.64

Diluted earnings per common share	$3.65	$3.63

	(Continued)

	Nine Months Ended September 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	$9,653,355	$9,696,808

Diluted	$9,671,668	$9,726,550

Net income per pro forma equivalent ADSs
Basic	$36.56	$36.37

Diluted	$36.48	$36.26

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	$965,336	$969,681

Diluted	$967,167	$972,655

	(Concluded)

2)	Stockholders’ Equity Reconciliation

	September 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
Total stockholders’ equity based on ROC GAAP	$389,792	$377,589
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	3,901	4,090
3. Adjustments of revaluation of land	(5,823)	(5,813)
b. 10% tax on unappropriated earnings	(3,374)	(3,059)
c. Employee bonuses and remuneration to directors and supervisors	—	—
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	1,695	2,502
e. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	12,677	14,267
f. Share-based compensation
1. Adjustment on capital surplus	15,678	15,696
2. Adjustment on retained earnings	(15,678)	(15,696)
g. 1. Accrual for accumulative other comprehensive income under US SFAS No. 158	30	22
2. Accrual for pension cost	(29)	(29)
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)
	(Continued)

	September 30
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
i. Income tax effect of US GAAP adjustments	$6,321	$5,447
Noncontrolling interests of acquired subsidiary (Note 3)	—	57
Other GAAP differences not listed above	201	165

Net adjustment	(73,737)	(71,687)

Total stockholders’ equity based on US GAAP	$316,055	$305,902

Attributable to
Stockholders of the parent	$313,159	$302,418
Noncontrolling interests	2,896	3,484

	$316,055	$305,902

	(Concluded)

3)	Cash Flows Differences

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customer deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. standards. The effect of change on consolidated subsidiaries is presented as a separate line item of the reconciliation of the change in cash and cash equivalents under ROC GAAP whereas it is classified under investing activities under U.S. standards.

Note 1:	In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which require companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Note 2:	Prior to the adoption of the new guidance for noncontrolling interests in consolidated financial statements issued by FASB in December 2007, the noncontrolling interests in the income of subsidiaries is deducted in arriving at net income. Upon the adoption of the new guidance beginning from January 1, 2009, the noncontrolling interests forms part of net income. In addition, prior to the adoption of the new guidance, the noncontrolling interests in subsidiaries is classified as mezzanine equity. Upon the adoption of the new guidance beginning from January 1, 2009, the non-controlling interest in subsidiaries is classified as a separate component of shareholders’ equity and the presentation and disclosure requirements of the new guidance are applied retrospectively for all periods presented. Therefore, from January 1, 2009, there are no differences in presentation for non-controlling interest (or minority interest as referred to under ROC GAAP) between ROC GAAP and US GAAP.

Note 3:	The adjustment to Net Income for the nine months ended September 30, 2009 and to Stockholders’ Equity as of September 30, 2009 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations. Under ROC GAAP, the noncontrolling interest in the acquiree is measured at historical cost whereas under US GAAP, the noncontrolling interest in the acquiree is measured at fair value at acquisition date upon the adoption of the new accounting standard discussed in Note 2 beginning from January 1, 2009. Such adjustment for the nine-month period ended September 30, 2009 was caused by the Company’s acquisitions of IFE in January 2009 and of CHI in September 2009. The adjustment to ROC GAAP net income represents additional amortization expense recognized under US GAAP due to the difference between the measurement of noncontrolling interests at historical cost and fair value. The adjustment to stockholders’ equity represents the difference for the measurement of noncontrolling interests at historical cost and fair value after the aforementioned net income adjustment.

Note 4:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Incentives paid to third party dealers for inducing business:

•	Under ROC GAAP: Such account is included in operating expenses.

•	Under US GAAP: Such account is included in cost of revenues.

(2)	Gains (losses) on disposal of property, plant and equipment and other assets:

•	Under ROC GAAP: Such account is included in non-operating income (expenses).

•	Under US GAAP: Such account is included in cost of revenues.

(3)	Losses arising from natural calamities:

•	Under ROC GAAP: Such account is included in non-operating income (expenses).

•	Under US GAAP: Such account is included in cost of revenues.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”). The Codification has become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Company applied the Codification to its Quarterly Report for the period ending September 30, 2009. The Codification does not change GAAP and the Company believed that it did not have an effect on its financial position or results of operations.

In December 2008, the FASB issued accounting standards relating to the disclosure requirements for defined benefit plans, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The new accounting standards are effective for fiscal years ending after December 15, 2009, with early adoption permitted. The Company is currently evaluating the impact of the adoption of the new accounting standards.

In June 2009, the FASB issued accounting standards relating to the disclosure requirements for transfers of financial assets. This accounting standard is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about transfers of financial assets. This accounting standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of the standards.

In June 2009, the FASB issued the accounting standards to improve financial reporting by enterprises involved with variable interest entities (VIE). This accounting standard clarified that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This accounting standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of the standards.

In August 2009, the FASB issued an Accounting Standard Update relating to fair value measurements and disclosures with regards to measuring liabilities at fair value. The update provides clarification for circumstances in which a quoted price in an active market for an identical liability is not available. The update is effective for the first reporting period beginning after August 2009. The Company is currently evaluating the impact of the adoption of the update.

In September 2009, the FASB issued an Accounting Standard Update relating to revenue arrangements with multiple deliverables which established the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, the update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The update is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of the adoption of the update.